

June 29, 2023

<u>Via Electronic Filing</u>

U.S. Securities and Exchange Commission
Division of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

Re: Form 1 – Amendments of June 29, 2023

Dear Sir or Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The Nasdaq Stock Market LLC submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan Cayne
Principal Associate General Counsel

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/29/23	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant:
   The Nasdaq Stock Market, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York, New York 10036

   23007750

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, Maryland 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone 301-978-8400 / Fax 301-978-8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Jonathan Cayne, AVP Principal Associate General Counsel, 301-978-8493

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John Zecca

   805 King Farm Blvd.,

   Rockville, Maryland 20850

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2023

By: _[signature]_ Date: 2023.06.29 12:29:32 -04'00'

(Signature)

John Zecca for The Nasdaq Stock Market, LLC

(Name of applicant)

John Zecca, Executive Vice President and Chief Legal Office

(Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

(Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

Based upon relief from Commission staff and difficulties arising from COVID-19, The Nasdaq Stock Market, LLC is making this filing without notarization.

The Nasdaq Stock Market LLC

EXHIBITS

Exhibit C   Subsidiaries and Affiliates of the Exchange (as of 06/01/2023)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D   Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 12/31/2022)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit I   Financial Statement of Exchange

The audited financial statements for The Nasdaq Stock Market LLC are attached. The audited financial statements for The Nasdaq Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2022 are attached and are available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001120193/000112019323000014/ndaq-20221231.htm

Exhibit K   List of Shareholders or Partners of the Exchange

The sole member of the Nasdaq Exchange within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more of a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 3, 4, and 5, Schedules 13D and 13G, as applicable, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 490,765,926 shares of common stock outstanding on April 24, 2023, the record date for Nasdaq Holdco's 2023 annual meeting of stockholders ("Record Date"). Total shares reported reflect the Company's three-for-one stock split, which was effected through a stock dividend on August 26, 2022. Except as noted below, each stockholder is

entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1.   Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and Nasdaq Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the Record Date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 89,341,545 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 89,341,545 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.2% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1; however, the Chairman of Borse Dubai is a member of Nasdaq Holdco's Board of Directors.

2.   Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired:
As of the Record Date, based solely on information included in an amendment to Schedule 13D, filed December 16, 2022, Innax AB had sole voting and dispositive power over 58,182,426 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 shares held by Innax AB.

Approximate ownership interest: Approximately 11.9% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the

meaning of the definition of control in Form 1.

3.   Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the Record Date, based solely on information included in a Schedule 13G/A, filed February 9, 2023, The Vanguard Group, Inc. indicated that it has beneficial ownership of 42,696,652 shares, sole voting power with respect to 0 shares, shared voting power with respect to 473,748 shares, sole dispositive power with respect to 41,305,171 shares, and shared dispositive power with respect to 1,391,481 shares.

Approximate ownership interest: Approximately 8.7% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4.   Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the Record Date, based solely on information included in a Schedule 13G/A, filed February 8, 2023, Massachusetts Financial Services Company indicated that it has beneficial ownership of 34,141,493 shares, sole voting power with respect to 31,853,798 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 34,141,493 shares, and shared dispositive power with respect to 0 sha.

Approximate ownership interest: Approximately 7.0% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5.   Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the Record Date, based solely on information included in a Schedule 13G, filed February 3, 2023, BlackRock, Inc. indicated that it has beneficial ownership of 26,673,504

shares, sole voting power with respect to 23,871,430 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 26,673,504 shares, and shared dispositive power with respect to 0 shares. The Schedule 13G includes shares beneficially held by the following subsidiaries of BlackRock, Inc.: BlackRock Life Limited; BlackRock International Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd.

Approximate ownership interest: Approximately 5.4% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

Exhibit M   Membership Information

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=Membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit N   Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 29, 2023

EXHIBIT C

As of June 1, 2023

<u>U.S. Entities</u>

1. BoardVantage, Inc.
2. Boston Stock Exchange Clearing Corporation
3. Cinnober Americas Inc. (merged 12/2022)
4. Consolidated Securities Source LLC
5. Content Services, LLC
6. Copeland Markets LLC (44.28% owned, directly or indirectly, by Nasdaq, Inc.)
7. Curzon Street Acquisition, LLC
8. Directors Desk, LLC
9. Dorsey, Wright & Associates, LLC
10. eVestment Alliance Holdings, Inc.
11. eVestment Alliance Holdings, LLC
12. eVestment Alliance, LLC
13. eVestment, Inc.
14. ExactEquity, LLC
15. FinQloud LLC
16. FINRA/Nasdaq Trade Reporting Facility LLC
17. FRAMLxchange Inc.
18. FTEN, Inc.
19. Global Network Content Services, LLC (merged 8/2022)
20. GlobeNewswire, Inc. (merged 8/2022)
21. Granite Redux, Inc.
22. GraniteBlock, Inc.
23. International Securities Exchange Holdings, Inc.
24. ISE ETF Ventures LLC
25. Longitude LLC
26. Nasdaq BX, Inc.
27. NASDAQ Capital Markets Advisory LLC
28. Nasdaq Commodities Clearing LLC
29. Nasdaq Corporate Services, LLC
30. Nasdaq Corporate Solutions, LLC
31. Nasdaq Digital Asset Holdings, LLC (formatted 10/2022)
32. NASDAQ Energy Futures, LLC
33. Nasdaq Execution Services, LLC
34. Nasdaq Fund Secondaries, LLC
35. NASDAQ Futures, Inc.
36. Nasdaq GEMX, LLC
37. NASDAQ Global, Inc.
38. Nasdaq Governance Solutions, Inc.
39. Nasdaq Information, LLC
40. Nasdaq International Market Initiatives, Inc.
41. Nasdaq ISE, LLC
42. Nasdaq MRX, LLC
43. NASDAQ OMX (San Francisco) Insurance LLC (dissolved 8/2022)
44. Nasdaq PHLX LLC
45. Nasdaq SB Holdings, LLC
46. Nasdaq SPS, LLC
47. Nasdaq Technology Services, LLC
48. NFSTX, LLC
49. Norway Acquisition LLC
50. OneReport, Inc.

51. Operations & Compliance Network, LLC
52. Public Plan IQ Limited Liability Company
53. QDiligence LLC
54. Solovis, Inc.
55. Stock Clearing Corporation of Philadelphia
56. Strategic Financial Solutions, LLC
57. Sybenetix Inc.
58. The Center for Board Evaluations, Inc.
59. The Nasdaq Options Market LLC
60. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
61. Titan Parent Company, LLC (26% owned, directly or indirectly, by Nasdaq, Inc.)
62. U.S. Exchange Holdings, Inc.
63. Verafin AcquisitionCo LLC
64. Verafin USA, Inc.

Non-U.S. Subsidiaries

1. 2157971 Ontario Ltd. (merged 12/2022)
2. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
3. AS eCSD Expert
4. AS Pensionikeskus
5. Cinnober Financial Technology AB
6. Curzon Street Holdings Limited
7. Egypt Information Dissemination Company (45% owned, directly or indirectly, by Nasdaq, Inc.) (sold 3/2023)
8. Ensoleillement Inc.
9. eVestment Alliance (UK) Limited
10. eVestment Alliance Australia Pty Ltd
11. eVestment Alliance Hong Kong Limited
12. Indxis Ltd
13. Kuberno Limited (25.93% owned, directly or indirectly, by Nasdaq, Inc.)
14. LLC "SYBENETIX UKRAINE"
15. Metrio Software Inc.
16. Nasdaq (Asia Pacific) Pte. Ltd.
17. Nasdaq AB
18. Nasdaq Australia Holding Pty Ltd
19. Nasdaq Canada Inc.
20. Nasdaq Clearing AB
21. Nasdaq Copenhagen A/S
22. Nasdaq Corporate Solutions (India) Private Limited
23. Nasdaq Corporate Solutions International Limited
24. Nasdaq CSD SE
25. Nasdaq CXC Limited
26. Nasdaq Exchange and Clearing Services AB
27. Nasdaq France SAS
28. Nasdaq Germany GmbH
29. Nasdaq Helsinki Ltd
30. Nasdaq Holding AB
31. Nasdaq Holding Denmark A/S
32. Nasdaq Holding Luxembourg Sárl
33. Nasdaq Iceland hf.
34. Nasdaq International Ltd
35. Nasdaq Korea Ltd.
36. Nasdaq Ltd
37. Nasdaq Nordic Ltd
38. NASDAQ OMX Europe Ltd
39. Nasdaq Oslo ASA
40. Nasdaq Pty Ltd
41. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
42. Nasdaq Spot AB
43. Nasdaq Stockholm AB
44. Nasdaq Tallin AS
45. Nasdaq Technology (Japan) Ltd
46. Nasdaq Technology AB
47. Nasdaq Technology Energy Systems AS
48. Nasdaq Technology Italy Srl
49. Nasdaq Teknoloji Servisi Limited Sirketi
50. Nasdaq Treasury AB
51. Nasdaq Vilnius Services UAB
52. Nasdaq Wizer Solutions AB
53. Nasdaq Wizer Vilnius UAB (merged 12/2022)

54. OMX Netherlands B.V.
55. OMX Netherlands Holding B.V.
56. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
57. OMX Treasury Euro Holding AB
58. Puro.earth (60.96% owned, directly or indirectly, by Nasdaq, Inc.) (acquired 6/2021)
59. Quandl, Inc.
60. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
61. Shareholder.com B.V.
62. Simplitium Ltd
63. SMARTS Broker Compliance Pty Ltd
64. SMARTS Market Surveillance Pty Ltd
65. Sybenetix Limited
66. TopQ Software Limited
67. Verafin Solutions ULC
68. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of particular subsidiaries

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 29, 2023

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	115
Investments	-
Total Receivables - Net	183,610
Current restricted Cash and Cash equivalents	31
Other Current Assets	537,778
Margin Deposits & Default Fund	-
Total Current Assets	**721,534**
Long Term Assets:	
Total Property and Equipment - Net	123,295
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	69,099
Right of use asset	447
Total Long Term Assets	**1,116,404**
Total Assets	**1,837,938**
LIABILITIES	
Total AP and Accrued Expenses	30,814
SEC 31a Payable to the SEC	182,189
Accrued Personnel Costs	50,943
Deferred Revenue	33,934
Lease liability - current	136
Other Accrued Liabilities	57,051
Current Debt Obligations	-
Current Liabilities	**355,067**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	59,946
Lease liability - non current	277
All Other Long Term Liabilities	3,273
Long Term Liabilities	**63,496**
Total Liabilities	**418,563**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	509,544
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,419,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,419,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,837,938**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	2,403,315
Capital Access Platforms	536,682
Anti Financial Crime	-
Total Other Revenues	24,497
Total Revenues	**2,964,493**
COST OF REVENUES	
Liquidity Rebates	**(1,422,113)**
Brokerage, Clearance and Exchange Fees	**(450,667)**
Total Cost of Revenues	**(1,872,780)**
Revenues less Cost of Revenues	**1,091,713**
Operating Expenses:	
Compensation and Benefits	174,511
Marketing and Advertising	18,663
Depr and Amortization	32,154
Professional and Contract Services	25,490
Computer Ops and Data Communication	65,449
Occupancy	20,615
Regulatory	6,387
General Administrative and Other	41,222
Merger Related Expenses Total	810
Total Operating Expenses	**385,302**
Operating Income	**706,411**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**706,412**
Income Tax Provisions	**12**
Net Income	**706,400**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**706,400**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,308
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,584
Margin Deposits & Default Fund	-
Total Current Assets	**25,892**
Long Term Assets:	
Total Property and Equipment - Net	6,199
Goodwill	140,412
Other Intangibles	54,005
Non Current Deferred Taxes	4,974
Other Long Term Assets	23
Right of use asset	-
Total Long Term Assets	**205,613**
Total Assets	**231,505**
LIABILITIES	
Total AP and Accrued Expenses	737
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	911
Deferred Revenue	11,081
Lease liability - current	-
Other Accrued Liabilities	(585)
Current Debt Obligations	-
Current Liabilities	**12,144**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,560
Non-current deferred revenue	86
Lease liability - non current	-
All Other Long Term Liabilities	2,204
Long Term Liabilities	**17,851**
Total Liabilities	**29,995**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	5,000
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**201,510**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**201,510**
Total Liabilities Non Controlling Interest and Stockholders Equity	**231,505**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	24,134
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**24,134**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**24,134**
Operating Expenses:	
Compensation and Benefits	4,080
Marketing and Advertising	-
Depr and Amortization	9,333
Professional and Contract Services	537
Computer Ops and Data Communication	1,623
Occupancy	728
Regulatory	-
General Administrative and Other	1,947
Merger Related Expenses Total	-
Total Operating Expenses	**18,248**
Operating Income	**5,885**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**5,885**
Income Tax Provisions	**1,560**
Net Income	**4,326**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4,326**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,041)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,163**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,163**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2)**
Income Tax Provisions	-
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2)**

.
Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	22
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**25**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**25**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	25
Current Debt Obligations	-
Current Liabilities	**25**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**25**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**25**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	.
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Copeland Markets LLC
(in thousands, unaudited)

Notes: 44.28% owned, directly or indirectly, by Nasdaq, Inc. -not in
HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	6
Total Assets	6
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	6
Total Liabilities	6
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	6

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,267
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,259
Margin Deposits & Default Fund	-
Total Current Assets	**9,526**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	205
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,779**
Total Assets	**16,305**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	5,981
Lease liability - current	-
Other Accrued Liabilities	28
Current Debt Obligations	-
Current Liabilities	**6,008**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,729
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**1,787**
Total Liabilities	**7,795**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,929
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**8,510**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,510**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,305**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	15,633
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**15,633**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**15,633**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	46
Professional and Contract Services	0
Computer Ops and Data Communication	231
Occupancy	-
Regulatory	-
General Administrative and Other	494
Merger Related Expenses Total	-
Total Operating Expenses	**770**
Operating Income	**14,863**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**14,863**
Income Tax Provisions	**3,973**
Net Income	**10,890**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**10,890**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	153
Total Receivables - Net	2,496
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,997
Margin Deposits & Default Fund	-
Total Current Assets	**22,646**
Long Term Assets:	
Total Property and Equipment - Net	715
Goodwill	82,417
Other Intangibles	121,421
Non Current Deferred Taxes	72
Other Long Term Assets	16
Right of use asset	82
Total Long Term Assets	**204,722**
Total Assets	**227,368**
LIABILITIES	
Total AP and Accrued Expenses	324
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,585
Deferred Revenue	69
Lease liability - current	172
Other Accrued Liabilities	(3,157)
Current Debt Obligations	-
Current Liabilities	**(1,007)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,082
Non-current deferred revenue	-
Lease liability - non current	38
All Other Long Term Liabilities	1
Long Term Liabilities	**2,121**
Total Liabilities	**1,113**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(134)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**226,255**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226,255**
Total Liabilities Non Controlling Interest and Stockholders Equity	**227,368**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	(5)
Capital Access Platforms	30,911
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**30,906**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**30,906**
Operating Expenses:	
Compensation and Benefits	5,902
Marketing and Advertising	352
Depr and Amortization	2,326
Professional and Contract Services	396
Computer Ops and Data Communication	2,478
Occupancy	317
Regulatory	11
General Administrative and Other	1,411
Merger Related Expenses Total	-
Total Operating Expenses	**13,193**
Operating Income	**17,713**
Total Interest Income	(44)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**17,670**
Income Tax Provisions	**5,746**
Net Income	**11,924**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**11,924**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15,780
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15,780**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	(1,498)
Other Long Term Assets	432,429
Right of use asset	-
Total Long Term Assets	**538,087**
Total Assets	**553,868**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	23,242
Current Debt Obligations	-
Current Liabilities	**23,242**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,097
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	116,939
Long Term Liabilities	**119,036**
Total Liabilities	**142,278**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	529
Total Retained Earnings	(20,584)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**411,589**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**411,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**553,868**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	6
Merger Related Expenses Total	-
Total Operating Expenses	7
Operating Income	(7)
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(7)
Income Tax Provisions	7,312
Net Income	(7,320)
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	(7,320)

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,908
Margin Deposits & Default Fund	-
Total Current Assets	**1,908**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	21,129
Other Intangibles	-
Non Current Deferred Taxes	(623)
Other Long Term Assets	432,167
Right of use asset	-
Total Long Term Assets	**452,673**
Total Assets	**454,581**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	22,696
Long Term Liabilities	**22,696**
Total Liabilities	**22,696**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	241
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**431,885**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,885**
Total Liabilities Non Controlling Interest and Stockholders Equity	**454,581**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	29,298
Current restricted Cash and Cash equivalents	-
Other Current Assets	140,445
Margin Deposits & Default Fund	-
Total Current Assets	**169,743**
Long Term Assets:	
Total Property and Equipment - Net	27,328
Goodwill	63,150
Other Intangibles	189,777
Non Current Deferred Taxes	5,802
Other Long Term Assets	133,932
Right of use asset	7,496
Total Long Term Assets	**427,485**
Total Assets	**597,228**
LIABILITIES	
Total AP and Accrued Expenses	2,269
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,694
Deferred Revenue	80,229
Lease liability - current	1,630
Other Accrued Liabilities	73
Current Debt Obligations	-
Current Liabilities	**93,894**
Total Long Term Debt	-
Non Current Deferred Tax Liability	64,995
Non-current deferred revenue	2,046
Lease liability - non current	10,772
All Other Long Term Liabilities	33,652
Long Term Liabilities	**111,466**
Total Liabilities	**205,360**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	(104)
Total Retained Earnings	13,923
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**391,868**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**391,868**
Total Liabilities Non Controlling Interest and Stockholders Equity	**597,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	119,749
Anti Financial Crime	-
Total Other Revenues	8,209
Total Revenues	**127,958**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**127,958**
Operating Expenses:	
Compensation and Benefits	54,381
Marketing and Advertising	1,503
Depr and Amortization	24,188
Professional and Contract Services	8,167
Computer Ops and Data Communication	9,234
Occupancy	2,014
Regulatory	-
General Administrative and Other	2,418
Merger Related Expenses Total	-
Total Operating Expenses	**101,905**
Operating Income	**26,052**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**26,052**
Income Tax Provisions	**70**
Net Income	**25,982**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**25,982**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,334
Margin Deposits & Default Fund	-
Total Current Assets	**7,334**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	9,350
Non Current Deferred Taxes	(854)
Other Long Term Assets	507,495
Right of use asset	-
Total Long Term Assets	**754,068**
Total Assets	**761,403**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,458
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	724
Long Term Liabilities	**2,183**
Total Liabilities	**2,182**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(6,464)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**759,221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**759,221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**761,403**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	3,300
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**3,301**
Operating Income	**(3,301)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,301)**
Income Tax Provisions	**(1,665)**
Net Income	**(1,635)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,635)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current Liabilities	**7**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**7**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	12
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Total Operating Expenses	(0)
Operating Income	0
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	0
Income Tax Provisions	-
Net Income	0
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC
(formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	11,417
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,528
Margin Deposits & Default Fund	-
Total Current Assets	**21,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**21,949**
LIABILITIES	
Total AP and Accrued Expenses	2,389
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	65
Current Debt Obligations	-
Current Liabilities	**2,454**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,454**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	15,496
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19,496**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19,496**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,949**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	46,325
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**46,325**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**46,325**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,318
Computer Ops and Data Communication	2
Occupancy	-
Regulatory	12,629
General Administrative and Other	1,190
Merger Related Expenses Total	-
Total Operating Expenses	**15,138**
Operating Income	**31,187**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**31,187**
Income Tax Provisions	**8,317**
Net Income	**22,870**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**22,870**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,805
Current restricted Cash and Cash equivalents	-
Other Current Assets	73,738
Margin Deposits & Default Fund	-
Total Current Assets	**77,543**
Long Term Assets:	
Total Property and Equipment - Net	287
Goodwill	526,084
Other Intangibles	359
Non Current Deferred Taxes	438
Other Long Term Assets	9
Right of use asset	-
Total Long Term Assets	**527,177**
Total Assets	**604,720**
LIABILITIES	
Total AP and Accrued Expenses	734
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	260
Deferred Revenue	110
Lease liability - current	-
Other Accrued Liabilities	1,769
Current Debt Obligations	-
Current Liabilities	**2,874**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(218,916)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**(218,916)**
Total Liabilities	**(216,042)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,230,123
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(409,334)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**820,762**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**820,762**
Total Liabilities Non Controlling Interest and Stockholders Equity	**604,720**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended **December 31, 2022**
REVENUE	
Market Services Revenues	14,091
Capital Access Platforms	35
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**14,126**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	(26)
Total Cost of Revenues	**(26)**
Revenues less Cost of Revenues	**14,100**
Operating Expenses:	
Compensation and Benefits	1,499
Marketing and Advertising	2
Depr and Amortization	572
Professional and Contract Services	2,869
Computer Ops and Data Communication	6,110
Occupancy	333
Regulatory	-
General Administrative and Other	52
Merger Related Expenses Total	-
Total Operating Expenses	**11,437**
Operating Income	**2,663**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,663**
Income Tax Provisions	**338**
Net Income	**2,325**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,325**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

Notes: Merged 8/2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	-
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	525
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	109,149
Total Assets	109,149
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	277
Current Debt Obligations	-
Current Liabilities	277
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,704
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	16,704
Total Liabilities	16,981
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,385
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	92,168
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	92,168
Total Liabilities Non Controlling Interest and Stockholders Equity	109,149

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	(677)
Net Income	677
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	677

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,817**
Total Assets	**41,817**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(12)
Current Debt Obligations	-
Current Liabilities	**(12)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,253
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,253**
Total Liabilities	**6,241**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,338
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**35,576**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**35,576**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,817**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1)**
Income Tax Provisions	**(265)**
Net Income	**264**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**264**

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	530
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,203)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,673)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	547,550
Non Current Deferred Taxes	12,057
Other Long Term Assets	120,015
Right of use asset	-
Total Long Term Assets	**1,229,078**
Total Assets	**1,217,405**
LIABILITIES	
Total AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	127,023
Current Debt Obligations	-
Current Liabilities	**224,565**
Total Long Term Debt	-
Non Current Deferred Tax Liability	176,482
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**176,482**
Total Liabilities	**401,048**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	168
Total Retained Earnings	(121,311)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**816,357**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**816,357**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,217,405**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11,362
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(19)
Merger Related Expenses Total	-
Total Operating Expenses	**11,342**
Operating Income	**(11,342)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(11,342)**
Income Tax Provisions	**44,284**
Net Income	**(55,626)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(55,626)**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,228
Margin Deposits & Default Fund	-
Total Current Assets	**1,228**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**1,228**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(271)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,270**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,270**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	4
Total Revenues	**4**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**4**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	4
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**4**
Operating Income	**0**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**0**
Income Tax Provisions	-
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	12,718
Current restricted Cash and Cash equivalents	-
Other Current Assets	92,986
Margin Deposits & Default Fund	-
Total Current Assets	**105,717**
Long Term Assets:	
Total Property and Equipment - Net	61
Goodwill	31,048
Other Intangibles	48,714
Non Current Deferred Taxes	4,572
Other Long Term Assets	18,368
Right of use asset	-
Total Long Term Assets	**102,762**
Total Assets	**208,479**
LIABILITIES	
Total AP and Accrued Expenses	597
SEC 31a Payable to the SEC	8,009
Accrued Personnel Costs	10
Deferred Revenue	243
Lease liability - current	-
Other Accrued Liabilities	(2,881)
Current Debt Obligations	-
Current Liabilities	**5,979**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,789
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	162
Long Term Liabilities	**3,951**
Total Liabilities	**9,930**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	8
Common Stock in Treasury Total	-
Additional Paid in Capital	42,939
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	155,602
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**198,549**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**198,549**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208,479**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	202,916
Capital Access Platforms	7,456
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**210,372**
COST OF REVENUES	
Liquidity Rebates	**(94,910)**
Brokerage, Clearance and Exchange Fees	**(18,374)**
Total Cost of Revenues	**(113,283)**
Revenues less Cost of Revenues	**97,088**
Operating Expenses:	
Compensation and Benefits	114
Marketing and Advertising	-
Depr and Amortization	142
Professional and Contract Services	204
Computer Ops and Data Communication	550
Occupancy	12
Regulatory	1,744
General Administrative and Other	3,438
Merger Related Expenses Total	-
Total Operating Expenses	**6,205**
Operating Income	**90,884**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**90,885**
Income Tax Provisions	**24,936**
Net Income	**65,949**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**65,949**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	36
Margin Deposits & Default Fund	-
Total Current Assets	**966**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**966**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	495
Current Debt Obligations	-
Current Liabilities	**495**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**495**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(201)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**471**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**471**
Total Liabilities Non Controlling Interest and Stockholders Equity	**966**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	361
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**361**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**361**
Operating Expenses:	
Compensation and Benefits	204
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	46
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	13
General Administrative and Other	5
Merger Related Expenses Total	-
Total Operating Expenses	**268**
Operating Income	**92**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**92**
Income Tax Provisions	**-**
Net Income	**92**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**92**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	75
Total Assets	75
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,736
Current Debt Obligations	-
Current Liabilities	1,736
Total Long Term Debt	-
Non Current Deferred Tax Liability	13
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	13
Total Liabilities	1,749
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,564)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	(1,674)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1,674)
Total Liabilities Non Controlling Interest and Stockholders Equity	75

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14,473
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,528
Margin Deposits & Default Fund	-
Total Current Assets	**19,001**
Long Term Assets:	
Total Property and Equipment - Net	40
Goodwill	36,205
Other Intangibles	-
Non Current Deferred Taxes	(71)
Other Long Term Assets	4,581
Right of use asset	-
Total Long Term Assets	**40,755**
Total Assets	**59,756**
LIABILITIES	
Total AP and Accrued Expenses	(82)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6,668
Current Debt Obligations	-
Current Liabilities	**6,586**
Total Long Term Debt	-
Non Current Deferred Tax Liability	516
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	186
Long Term Liabilities	**702**
Total Liabilities	**7,288**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	3,331
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,468**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,468**
Total Liabilities Non Controlling Interest and Stockholders Equity	**59,756**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	189
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**189**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**189**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	43
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	(29)
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**17**
Operating Income	**172**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**172**
Income Tax Provisions	**-**
Net Income	**172**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**172**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	191,512
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,928
Margin Deposits & Default Fund	-
Total Current Assets	**193,440**
Long Term Assets:	
Total Property and Equipment - Net	21,708
Goodwill	131,949
Other Intangibles	1,770
Non Current Deferred Taxes	1,559
Other Long Term Assets	201,478
Right of use asset	5,017
Total Long Term Assets	**363,482**
Total Assets	**556,921**
LIABILITIES	
Total AP and Accrued Expenses	13,251
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	14,916
Deferred Revenue	35,845
Lease liability - current	2,182
Other Accrued Liabilities	54,867
Current Debt Obligations	-
Current Liabilities	**121,061**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	57
Lease liability - non current	3,103
All Other Long Term Liabilities	651
Long Term Liabilities	**20,614**
Total Liabilities	**141,675**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,964
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(35,718)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**415,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**415,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**556,921**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	150,853
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**150,853**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**150,853**
Operating Expenses:	
Compensation and Benefits	71,391
Marketing and Advertising	1,239
Depr and Amortization	7,101
Professional and Contract Services	50,031
Computer Ops and Data Communication	10,079
Occupancy	5,353
Regulatory	-
General Administrative and Other	14,815
Merger Related Expenses Total	701
Total Operating Expenses	**160,709**
Operating Income	**(9,856)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(9,856)**
Income Tax Provisions	**-**
Net Income	**(9,856)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(9,856)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

Notes: Formatted 10/2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,704
Current Debt Obligations	-
Current Liabilities	**1,704**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,704**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,480)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,480)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,480)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	(33)
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Total Operating Expenses	(34)
Operating Income	34
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	34
Income Tax Provisions	-
Net Income	34
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	34

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	9,025
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	11,071
Margin Deposits & Default Fund	-
Total Current Assets	**20,346**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	221
Right of use asset	-
Total Long Term Assets	**5,790**
Total Assets	**26,136**
LIABILITIES	
Total AP and Accrued Expenses	2,979
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	39
Current Debt Obligations	-
Current Liabilities	**3,018**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**3,019**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,190)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**23,118**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**23,118**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,136**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	34,114
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	(2,855)
Total Revenues	**31,259**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	(29,644)
Total Cost of Revenues	**(29,644)**
Revenues less Cost of Revenues	**1,615**
Operating Expenses:	
Compensation and Benefits	420
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	85
Computer Ops and Data Communication	172
Occupancy	-
Regulatory	62
General Administrative and Other	198
Merger Related Expenses Total	-
Total Operating Expenses	**937**
Operating Income	**678**
Total Interest Income	73
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**751**
Income Tax Provisions	**-**
Net Income	**751**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**751**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	330
Investments	-
Total Receivables - Net	1
Current restricted Cash and Cash equivalents	-
Other Current Assets	206
Margin Deposits & Default Fund	-
Total Current Assets	**536**
Long Term Assets:	
Total Property and Equipment - Net	456
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	45,500
Right of use asset	-
Total Long Term Assets	**52,583**
Total Assets	**53,119**
LIABILITIES	
Total AP and Accrued Expenses	162
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	950
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	46,659
Current Debt Obligations	-
Current Liabilities	**47,772**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,013**
Total Liabilities	**48,784**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(18,414)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,335**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,335**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,684
Total Revenues	**1,684**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,684**
Operating Expenses:	
Compensation and Benefits	4,684
Marketing and Advertising	20
Depr and Amortization	2,814
Professional and Contract Services	865
Computer Ops and Data Communication	360
Occupancy	470
Regulatory	-
General Administrative and Other	614
Merger Related Expenses Total	822
Total Operating Expenses	**10,650**
Operating Income	**(8,967)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(8,967)**
Income Tax Provisions	**-**
Net Income	**(8,967)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(8,967)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(5)
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**(5)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**(213)**
LIABILITIES	
Total AP and Accrued Expenses	588
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,020
Current Debt Obligations	-
Current Liabilities	**1,608**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**1,495**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(42,102)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,708)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,708)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(213)**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	51
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	5,257
Computer Ops and Data Communication	(62)
Occupancy	-
Regulatory	-
General Administrative and Other	121
Merger Related Expenses Total	-
Total Operating Expenses	**5,368**
Operating Income	**(5,368)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(5,368)**
Income Tax Provisions	-
Net Income	**(5,368)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5,368)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	18,000
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,368
Margin Deposits & Default Fund	-
Total Current Assets	**39,368**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	11,665
Right of use asset	-
Total Long Term Assets	**11,665**
Total Assets	**51,033**
LIABILITIES	
Total AP and Accrued Expenses	4,565
SEC 31a Payable to the SEC	1,634
Accrued Personnel Costs	46
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	143
Current Debt Obligations	-
Current Liabilities	**6,388**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6,388**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	31,609
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**44,644**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**44,644**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,033**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	136,134
Capital Access Platforms	971
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**137,104**
COST OF REVENUES	
Liquidity Rebates	(92,914)
Brokerage, Clearance and Exchange Fees	(3,897)
Total Cost of Revenues	**(96,811)**
Revenues less Cost of Revenues	**40,293**
Operating Expenses:	
Compensation and Benefits	193
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	64
Computer Ops and Data Communication	87
Occupancy	11
Regulatory	659
General Administrative and Other	1,516
Merger Related Expenses Total	-
Total Operating Expenses	**2,530**
Operating Income	**37,762**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**37,764**
Income Tax Provisions	**-**
Net Income	**37,764**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**37,764**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,378
Investments	-
Total Receivables - Net	332
Current restricted Cash and Cash equivalents	-
Other Current Assets	86,163
Margin Deposits & Default Fund	-
Total Current Assets	**90,873**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	442
Other Long Term Assets	4,351,301
Right of use asset	-
Total Long Term Assets	**4,351,743**
Total Assets	**4,442,616**
LIABILITIES	
Total AP and Accrued Expenses	580
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	203,181
Current Debt Obligations	-
Current Liabilities	**203,761**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**77**
Total Liabilities	**203,837**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(598,050)
Total Retained Earnings	202,416
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,238,779**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,238,779**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,442,616**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(38)
Merger Related Expenses Total	-
Total Operating Expenses	(38)
Operating Income	38
Total Interest Income	1,327
Total Interest Expense	(3,183)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1,818)
Income Tax Provisions	1,772
Net Income	(3,590)
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	(3,590)

Nasdaq, Inc.

Unconsolidated Balance Sheet - Nasdaq Governance Solutions, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	12,124
Total Assets	12,124
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12,124
Current Debt Obligations	-
Current Liabilities	12,124
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	12,124
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	12,124

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(197)
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,438
Margin Deposits & Default Fund	-
Total Current Assets	**17,241**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**440**
Total Assets	**17,681**
LIABILITIES	
Total AP and Accrued Expenses	127
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	10
Lease liability - current	-
Other Accrued Liabilities	153
Current Debt Obligations	-
Current Liabilities	**290**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**(25)**
Total Liabilities	**265**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	16,416
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,416**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,416**
Total Liabilities Non Controlling Interest and Stockholders Equity	**17,681**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	64
Capital Access Platforms	83,851
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**83,915**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**83,915**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	77
Professional and Contract Services	12
Computer Ops and Data Communication	8
Occupancy	-
Regulatory	-
General Administrative and Other	1,406
Merger Related Expenses Total	-
Total Operating Expenses	**1,503**
Operating Income	**82,411**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**82,411**
Income Tax Provisions	**22,050**
Net Income	**60,361**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**60,361**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(39)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	(39)
Total Assets	(39)
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,179
Current Debt Obligations	-
Current Liabilities	2,179
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	(1)
Total Liabilities	2,179
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,860)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	(2,218)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(2,218)
Total Liabilities Non Controlling Interest and Stockholders Equity	(39)

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2)**
Income Tax Provisions	**(1)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	58,705
Current restricted Cash and Cash equivalents	-
Other Current Assets	46,128
Margin Deposits & Default Fund	-
Total Current Assets	104,833
Long Term Assets:	
Total Property and Equipment - Net	950
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	165,066
Right of use asset	-
Total Long Term Assets	166,015
Total Assets	270,848
LIABILITIES	
Total AP and Accrued Expenses	32,821
SEC 31a Payable to the SEC	6,475
Accrued Personnel Costs	1,625
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	273
Current Debt Obligations	-
Current Liabilities	41,194
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	14
Total Liabilities	41,208
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	129,392
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	229,641
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	229,641
Total Liabilities Non Controlling Interest and Stockholders Equity	270,848

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	304,093
Capital Access Platforms	20,683
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**324,776**
COST OF REVENUES	
Liquidity Rebates	**(183,461)**
Brokerage, Clearance and Exchange Fees	**(16,881)**
Total Cost of Revenues	**(200,342)**
Revenues less Cost of Revenues	**124,434**
Operating Expenses:	
Compensation and Benefits	5,984
Marketing and Advertising	136
Depr and Amortization	907
Professional and Contract Services	3,354
Computer Ops and Data Communication	1,794
Occupancy	669
Regulatory	984
General Administrative and Other	4,861
Merger Related Expenses Total	-
Total Operating Expenses	**18,689**
Operating Income	**105,746**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	14,301
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**120,047**
Income Tax Provisions	**-**
Net Income	**120,047**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**120,047**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,428
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,071
Margin Deposits & Default Fund	-
Total Current Assets	**19,498**
Long Term Assets:	
Total Property and Equipment - Net	4,192
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	8,132
Right of use asset	-
Total Long Term Assets	**12,324**
Total Assets	**31,822**
LIABILITIES	
Total AP and Accrued Expenses	281
SEC 31a Payable to the SEC	1,045
Accrued Personnel Costs	(0)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3,096
Current Debt Obligations	-
Current Liabilities	**4,421**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,421**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	22,210
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**27,401**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**27,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,822**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	49,167
Capital Access Platforms	1,099
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**50,266**
COST OF REVENUES	
Liquidity Rebates	**(17,448)**
Brokerage, Clearance and Exchange Fees	**(2,464)**
Total Cost of Revenues	**(19,912)**
Revenues less Cost of Revenues	**30,354**
Operating Expenses:	
Compensation and Benefits	7
Marketing and Advertising	17
Depr and Amortization	105
Professional and Contract Services	(402)
Computer Ops and Data Communication	1,146
Occupancy	-
Regulatory	484
General Administrative and Other	1,842
Merger Related Expenses Total	-
Total Operating Expenses	**3,199**
Operating Income	**27,155**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**27,157**
Income Tax Provisions	**-**
Net Income	**27,157**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**27,157**

.
Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

Notes: Dissolved 8/2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	-
Total Receivables - Net	56,426
Current restricted Cash and Cash equivalents	-
Other Current Assets	86,784
Margin Deposits & Default Fund	-
Total Current Assets	**143,221**
Long Term Assets:	
Total Property and Equipment - Net	26,446
Goodwill	503,610
Other Intangibles	248,371
Non Current Deferred Taxes	9,660
Other Long Term Assets	157,569
Right of use asset	22,922
Total Long Term Assets	**968,579**
Total Assets	**1,111,800**
LIABILITIES	
Total AP and Accrued Expenses	2,863
SEC 31a Payable to the SEC	43,891
Accrued Personnel Costs	3,967
Deferred Revenue	88
Lease liability - current	2,554
Other Accrued Liabilities	5,960
Current Debt Obligations	-
Current Liabilities	**59,322**
Total Long Term Debt	-
Non Current Deferred Tax Liability	99,999
Non-current deferred revenue	-
Lease liability - non current	27,727
All Other Long Term Liabilities	22,514
Long Term Liabilities	**150,241**
Total Liabilities	**209,563**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	1,609
Total Retained Earnings	827,170
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**902,237**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**902,237**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,111,800**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	454,174
Capital Access Platforms	10,736
Anti Financial Crime	-
Total Other Revenues	583
Total Revenues	**465,493**
COST OF REVENUES	
Liquidity Rebates	(251,367)
Brokerage, Clearance and Exchange Fees	(69,284)
Total Cost of Revenues	(320,652)
Revenues less Cost of Revenues	**144,841**
Operating Expenses:	
Compensation and Benefits	17,243
Marketing and Advertising	889
Depr and Amortization	9,854
Professional and Contract Services	1,249
Computer Ops and Data Communication	3,123
Occupancy	3,587
Regulatory	3,931
General Administrative and Other	7,605
Merger Related Expenses Total	148
Total Operating Expenses	**47,629**
Operating Income	**97,212**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	14,301
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**111,513**
Income Tax Provisions	**28,256**
Net Income	**83,257**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**83,257**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,902
Right of use asset	-
Total Long Term Assets	**2,902**
Total Assets	**2,902**
LIABILITIES	
Total AP and Accrued Expenses	2,902
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,902**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,902**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	91,097
Margin Deposits & Default Fund	-
Total Current Assets	**91,097**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**90,402**
LIABILITIES	
Total AP and Accrued Expenses	1,460
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,477
Current Debt Obligations	-
Current Liabilities	**2,937**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,937**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	67,465
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**87,465**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**87,465**
Total Liabilities Non Controlling Interest and Stockholders Equity	**90,402**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	146,481
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**146,481**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**146,481**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	382
Computer Ops and Data Communication	623
Occupancy	15,055
Regulatory	-
General Administrative and Other	2,890
Merger Related Expenses Total	-
Total Operating Expenses	**18,950**
Operating Income	**127,531**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**127,531**
Income Tax Provisions	**-**
Net Income	**127,531**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**127,531**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	9,705
Investments	-
Total Receivables - Net	30
Current restricted Cash and Cash equivalents	256
Other Current Assets	18
Margin Deposits & Default Fund	-
Total Current Assets	**10,009**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**10,207**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,300
Current Debt Obligations	-
Current Liabilities	**1,300**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,300**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	8,408
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**8,908**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,908**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,207**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	942
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**942**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**942**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,787
Computer Ops and Data Communication	52
Occupancy	-
Regulatory	40
General Administrative and Other	66
Merger Related Expenses Total	-
Total Operating Expenses	**1,945**
Operating Income	**(1,003)**
Total Interest Income	33
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(970)**
Income Tax Provisions	**-**
Net Income	**(970)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(970)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,053
Margin Deposits & Default Fund	-
Total Current Assets	**11,053**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Right of use asset	-
Total Long Term Assets	**23,321**
Total Assets	**34,374**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,374**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,374**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,374**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	-
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	216
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,958
Margin Deposits & Default Fund	-
Total Current Assets	**2,174**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,569**
Total Assets	**3,743**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	378
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**378**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**378**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,949
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,365**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,365**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,743**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,096
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,096**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,096**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	12
Merger Related Expenses Total	-
Total Operating Expenses	**12**
Operating Income	**1,084**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,084**
Income Tax Provisions	**291**
Net Income	**793**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**793**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	7,149
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,508
Margin Deposits & Default Fund	-
Total Current Assets	**16,657**
Long Term Assets:	
Total Property and Equipment - Net	370
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**405**
Total Assets	**17,062**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	437
Current Debt Obligations	-
Current Liabilities	**437**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**437**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	16,625
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,625**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,625**
Total Liabilities Non Controlling Interest and Stockholders Equity	**17,062**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	17,922
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**17,922**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**17,922**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	51
Professional and Contract Services	2,031
Computer Ops and Data Communication	1,899
Occupancy	-
Regulatory	-
General Administrative and Other	176
Merger Related Expenses Total	-
Total Operating Expenses	**4,157**
Operating Income	**13,765**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**13,765**
Income Tax Provisions	**-**
Net Income	**13,765**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**13,765**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	124
Margin Deposits & Default Fund	-
Total Current Assets	**124**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,098
Non Current Deferred Taxes	0
Other Long Term Assets	59
Right of use asset	-
Total Long Term Assets	**3,421**
Total Assets	**3,545**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	856
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**856**
Total Liabilities	**856**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(625)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,688**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,688**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,545**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	213
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	214
Operating Income	(214)
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(214)
Income Tax Provisions	-
Net Income	(214)
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	(214)

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	257
Investments	-
Total Receivables - Net	312
Current restricted Cash and Cash equivalents	-
Other Current Assets	528
Margin Deposits & Default Fund	-
Total Current Assets	**1,097**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,653
Other Intangibles	994
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,647**
Total Assets	**4,744**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	761
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**761**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1**
Total Liabilities	**762**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,868
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,114
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,982**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,982**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,744**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,327
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,327**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,327**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	12
Depr and Amortization	142
Professional and Contract Services	19
Computer Ops and Data Communication	38
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**213**
Operating Income	**1,114**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,114**
Income Tax Provisions	**-**
Net Income	**1,114**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,114**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,935
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,202
Margin Deposits & Default Fund	-
Total Current Assets	**6,137**
Long Term Assets:	
Total Property and Equipment - Net	8,880
Goodwill	135,483
Other Intangibles	7,725
Non Current Deferred Taxes	6,879
Other Long Term Assets	48
Right of use asset	423
Total Long Term Assets	**159,438**
Total Assets	**165,575**
LIABILITIES	
Total AP and Accrued Expenses	1,712
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,803
Deferred Revenue	8,104
Lease liability - current	396
Other Accrued Liabilities	4,020
Current Debt Obligations	-
Current Liabilities	**17,035**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,344
Non-current deferred revenue	-
Lease liability - non current	234
All Other Long Term Liabilities	-
Long Term Liabilities	**4,578**
Total Liabilities	**21,612**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(14,226)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**143,963**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**143,963**
Total Liabilities Non Controlling Interest and Stockholders Equity	**165,575**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	24,190
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**24,190**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**24,190**
Operating Expenses:	
Compensation and Benefits	16,654
Marketing and Advertising	3
Depr and Amortization	6,116
Professional and Contract Services	2,509
Computer Ops and Data Communication	3,967
Occupancy	516
Regulatory	-
General Administrative and Other	712
Merger Related Expenses Total	-
Total Operating Expenses	**30,477**
Operating Income	**(6,287)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(6,287)**
Income Tax Provisions	**(8,005)**
Net Income	**1,718**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,718**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(678)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**61**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**61**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	159
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,637
Margin Deposits & Default Fund	-
Total Current Assets	**14,796**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	22,879
Non Current Deferred Taxes	9
Other Long Term Assets	19,172
Right of use asset	634
Total Long Term Assets	**46,492**
Total Assets	**61,289**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	435
Other Accrued Liabilities	1,023
Current Debt Obligations	-
Current Liabilities	**1,459**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	267
All Other Long Term Liabilities	539
Long Term Liabilities	**10,077**
Total Liabilities	**11,536**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	(203)
Total Retained Earnings	(2,115)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,753**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,753**
Total Liabilities Non Controlling Interest and Stockholders Equity	**61,289**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	(0)
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**(0)**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	2,327
Professional and Contract Services	7
Computer Ops and Data Communication	-
Occupancy	425
Regulatory	-
General Administrative and Other	15
Merger Related Expenses Total	-
Total Operating Expenses	**2,774**
Operating Income	**(2,774)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,774)**
Income Tax Provisions	-
Net Income	**(2,774)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,774)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current Liabilities	15
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	15
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	(15)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(15)
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	273
Investments	-
Total Receivables - Net	23
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,624
Margin Deposits & Default Fund	-
Total Current Assets	**1,919**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	1,326
Non Current Deferred Taxes	(425)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**11,060**
Total Assets	**12,979**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(64)
Current Debt Obligations	-
Current Liabilities	**(64)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	341
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**341**
Total Liabilities	**277**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	578
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,703**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,703**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,979**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	210
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**210**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**210**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	361
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**362**
Operating Income	**(152)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(152)**
Income Tax Provisions	**(50)**
Net Income	**(102)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(102)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- EXCH entity

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: 40% owned, directly or indirectly, by Nasdaq, Inc.- not in
HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Titan Parent Company, LLC
(in thousands, unaudited)

Notes: 27.54% owned, directly or indirectly, by Nasdaq, Inc. -not in
HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	77,812
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,184
Margin Deposits & Default Fund	-
Total Current Assets	**89,996**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Right of use asset	-
Total Long Term Assets	**937,459**
Total Assets	**1,027,455**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(50,253)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,019,635**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,019,635**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,027,455**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	3,519
Total Revenues	**3,519**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,519**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	93
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**93**
Operating Income	**3,427**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**3,427**
Income Tax Provisions	**874**
Net Income	**2,553**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,553**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	162,527
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**162,527**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9,737
Other Long Term Assets	1,028,315
Right of use asset	-
Total Long Term Assets	**1,038,052**
Total Assets	**1,200,579**
LIABILITIES	
Total AP and Accrued Expenses	111,847
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(113)
Current Debt Obligations	-
Current Liabilities	**111,733**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63,635
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**63,635**
Total Liabilities	**175,368**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,104)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,025,211**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,025,211**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,200,579**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	24
Total Operating Expenses	**24**
Operating Income	**(24)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(24)**
Income Tax Provisions	**(32,940)**
Net Income	**32,916**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**32,916**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	711
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**711**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**711**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	438
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	273
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**711**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**711**
Total Liabilities Non Controlling Interest and Stockholders Equity	**711**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	3,776
Total Revenues	**3,776**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,776**
Operating Expenses:	
Compensation and Benefits	3,328
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	91
Occupancy	-
Regulatory	-
General Administrative and Other	177
Merger Related Expenses Total	-
Total Operating Expenses	**3,596**
Operating Income	**180**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**180**
Income Tax Provisions	**-**
Net Income	**180**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**180**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**14**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**14**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,376
Investments	-
Total Receivables - Net	67
Current restricted Cash and Cash equivalents	799
Other Current Assets	67
Margin Deposits & Default Fund	-
Total Current Assets	**2,308**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	16
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**16**
Total Assets	**2,325**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	108
Deferred Revenue	26
Lease liability - current	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current Liabilities	**176**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	57
Lease liability - non current	-
All Other Long Term Liabilities	10
Long Term Liabilities	**67**
Total Liabilities	**243**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(974)
Total Retained Earnings	(560)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,120**
Non Controlling Interest	(38)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,082**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,325**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	493
Capital Access Platforms	580
Anti Financial Crime	-
Total Other Revenues	636
Total Revenues	**1,709**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,709**
Operating Expenses:	
Compensation and Benefits	432
Marketing and Advertising	36
Depr and Amortization	-
Professional and Contract Services	55
Computer Ops and Data Communication	98
Occupancy	16
Regulatory	21
General Administrative and Other	119
Merger Related Expenses Total	-
Total Operating Expenses	**776**
Operating Income	**933**
Total Interest Income	-
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**931**
Income Tax Provisions	**139**
Net Income	**792**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**792**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	150
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(32)
Margin Deposits & Default Fund	-
Total Current Assets	**118**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**118**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(11)
Current Debt Obligations	-
Current Liabilities	**(8)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(8)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	31
Common Stock in Treasury Total	-
Additional Paid in Capital	110
Accumulated Other Comprehensive Income/(Loss)	(20)
Total Retained Earnings	5
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**126**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**126**
Total Liabilities Non Controlling Interest and Stockholders Equity	**118**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**3**
Operating Income	**(3)**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3)**
Income Tax Provisions	-
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	195
Investments	-
Total Receivables - Net	141
Current restricted Cash and Cash equivalents	289
Other Current Assets	(253)
Margin Deposits & Default Fund	-
Total Current Assets	**372**
Long Term Assets:	
Total Property and Equipment - Net	575
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	28
Total Long Term Assets	**606**
Total Assets	**978**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	52
Deferred Revenue	7
Lease liability - current	29
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**141**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**141**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	(118)
Total Retained Earnings	312
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**837**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**837**
Total Liabilities Non Controlling Interest and Stockholders Equity	**978**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	1,227
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	78
Total Revenues	**1,305**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,305**
Operating Expenses:	
Compensation and Benefits	274
Marketing and Advertising	4
Depr and Amortization	200
Professional and Contract Services	412
Computer Ops and Data Communication	309
Occupancy	46
Regulatory	12
General Administrative and Other	153
Merger Related Expenses Total	-
Total Operating Expenses	**1,409**
Operating Income	**(104)**
Total Interest Income	0
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(106)**
Income Tax Provisions	**-**
Net Income	**(106)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(106)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,403
Investments	-
Total Receivables - Net	45,606
Current restricted Cash and Cash equivalents	-
Other Current Assets	20,947
Margin Deposits & Default Fund	-
Total Current Assets	**70,956**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	68,552
Other Intangibles	41,138
Non Current Deferred Taxes	9
Other Long Term Assets	43,916
Right of use asset	-
Total Long Term Assets	**153,615**
Total Assets	**224,571**
LIABILITIES	
Total AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(41)
Deferred Revenue	9,038
Lease liability - current	-
Other Accrued Liabilities	1,838
Current Debt Obligations	-
Current Liabilities	**10,895**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,474
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**8,474**
Total Liabilities	**19,369**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/(Loss)	(22,922)
Total Retained Earnings	13,516
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**205,202**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**205,202**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224,571**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	49,583
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	47
Total Revenues	**49,630**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**49,630**
Operating Expenses:	
Compensation and Benefits	91
Marketing and Advertising	-
Depr and Amortization	5,107
Professional and Contract Services	119
Computer Ops and Data Communication	19,582
Occupancy	13
Regulatory	0
General Administrative and Other	(162)
Merger Related Expenses Total	-
Total Operating Expenses	**24,751**
Operating Income	**24,880**
Total Interest Income	49
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	57
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**24,985**
Income Tax Provisions	**1,627**
Net Income	**23,358**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**23,358**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2020 2021, and 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	115,024
Total Assets	115,024
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,694
Accumulated Other Comprehensive Income/(Loss)	7
Total Retained Earnings	62,323
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	115,024
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	115,024
Total Liabilities Non Controlling Interest and Stockholders Equity	115,024

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,618
Investments	-
Total Receivables - Net	3,805
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,539
Margin Deposits & Default Fund	-
Total Current Assets	**9,963**
Long Term Assets:	
Total Property and Equipment - Net	12
Goodwill	7,314
Other Intangibles	27,681
Non Current Deferred Taxes	1,217
Other Long Term Assets	5,368
Right of use asset	-
Total Long Term Assets	**41,592**
Total Assets	**51,555**
LIABILITIES	
Total AP and Accrued Expenses	3,203
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,124
Deferred Revenue	11,528
Lease liability - current	-
Other Accrued Liabilities	(29)
Current Debt Obligations	-
Current Liabilities	**15,826**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,452
Non-current deferred revenue	132
Lease liability - non current	-
All Other Long Term Liabilities	2,177
Long Term Liabilities	**8,762**
Total Liabilities	**24,588**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	(2,875)
Total Retained Earnings	(14,084)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**26,967**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**26,967**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,555**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	17,856
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**17,856**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**17,856**
Operating Expenses:	
Compensation and Benefits	8,098
Marketing and Advertising	230
Depr and Amortization	2,881
Professional and Contract Services	7,181
Computer Ops and Data Communication	29
Occupancy	917
Regulatory	-
General Administrative and Other	99
Merger Related Expenses Total	-
Total Operating Expenses	**19,435**
Operating Income	**(1,579)**
Total Interest Income	12
Total Interest Expense	(12)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,579)**
Income Tax Provisions	**(541)**
Net Income	**(1,038)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,038)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	836
Investments	-
Total Receivables - Net	498
Current restricted Cash and Cash equivalents	-
Other Current Assets	809
Margin Deposits & Default Fund	-
Total Current Assets	**2,143**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,410
Other Intangibles	3,082
Non Current Deferred Taxes	214
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**4,708**
Total Assets	**6,850**
LIABILITIES	
Total AP and Accrued Expenses	86
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	68
Deferred Revenue	1,434
Lease liability - current	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current Liabilities	**1,589**
Total Long Term Debt	-
Non Current Deferred Tax Liability	925
Non-current deferred revenue	61
Lease liability - non current	-
All Other Long Term Liabilities	51
Long Term Liabilities	**1,037**
Total Liabilities	**2,626**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(546)
Total Retained Earnings	(1,570)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,225**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,225**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,850**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	2,096
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**2,096**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,096**
Operating Expenses:	
Compensation and Benefits	760
Marketing and Advertising	1
Depr and Amortization	319
Professional and Contract Services	1,187
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	41
Merger Related Expenses Total	-
Total Operating Expenses	**2,307**
Operating Income	**(212)**
Total Interest Income	9
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(204)**
Income Tax Provisions	**(96)**
Net Income	**(109)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(109)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	240
Margin Deposits & Default Fund	-
Total Current Assets	**240**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,398
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,077
Right of use asset	-
Total Long Term Assets	**11,475**
Total Assets	**11,715**
LIABILITIES	
Total AP and Accrued Expenses	150
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	85
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(261)
Current Debt Obligations	-
Current Liabilities	**(26)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10,008
Long Term Liabilities	**10,008**
Total Liabilities	**9,981**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	1,734
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,733**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,733**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,715**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,208
Total Revenues	**1,208**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,208**
Operating Expenses:	
Compensation and Benefits	908
Marketing and Advertising	62
Depr and Amortization	-
Professional and Contract Services	85
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	58
Merger Related Expenses Total	-
Total Operating Expenses	**1,113**
Operating Income	**96**
Total Interest Income	-
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**93**
Income Tax Provisions	**84**
Net Income	**8**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**8**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	262
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(307)
Margin Deposits & Default Fund	-
Total Current Assets	**(45)**
Long Term Assets:	
Total Property and Equipment - Net	134
Goodwill	1,668
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,802**
Total Assets	**1,757**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	93
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(10)
Current Debt Obligations	-
Current Liabilities	**108**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**108**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(362)
Total Retained Earnings	(732)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,649**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,649**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,757**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,049
Total Revenues	**1,049**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,049**
Operating Expenses:	
Compensation and Benefits	709
Marketing and Advertising	-
Depr and Amortization	112
Professional and Contract Services	38
Computer Ops and Data Communication	-
Occupancy	76
Regulatory	-
General Administrative and Other	27
Merger Related Expenses Total	-
Total Operating Expenses	**963**
Operating Income	**86**
Total Interest Income	-
Total Interest Expense	(14)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**72**
Income Tax Provisions	**-**
Net Income	**72**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**72**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kuberno Limited
(in thousands, unaudited)

Notes: 25.93% owned, directly or indirectly, by Nasdaq, Inc. - not in
HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	99
Investments	-
Total Receivables - Net	1,008
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**1,123**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**29**
Total Assets	**1,152**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	199
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**200**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**200**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	(171)
Total Retained Earnings	937
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**953**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**953**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,152**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,781
Total Revenues	**1,781**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,781**
Operating Expenses:	
Compensation and Benefits	862
Marketing and Advertising	-
Depr and Amortization	42
Professional and Contract Services	585
Computer Ops and Data Communication	0
Occupancy	91
Regulatory	-
General Administrative and Other	(123)
Merger Related Expenses Total	105
Total Operating Expenses	**1,562**
Operating Income	**219**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**219**
Income Tax Provisions	**12**
Net Income	**206**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**206**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	357
Investments	-
Total Receivables - Net	1,322
Current restricted Cash and Cash equivalents	-
Other Current Assets	871
Margin Deposits & Default Fund	-
Total Current Assets	**2,550**
Long Term Assets:	
Total Property and Equipment - Net	434
Goodwill	2,121
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,556**
Total Assets	**5,106**
LIABILITIES	
Total AP and Accrued Expenses	1,052
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	111
Deferred Revenue	1,381
Lease liability - current	-
Other Accrued Liabilities	410
Current Debt Obligations	-
Current Liabilities	**2,953**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	8
Lease liability - non current	-
All Other Long Term Liabilities	738
Long Term Liabilities	**746**
Total Liabilities	**3,699**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,039
Accumulated Other Comprehensive Income/(Loss)	(3,062)
Total Retained Earnings	(17,571)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,407**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,407**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,106**

Nasdaq, Inc.
Unconsolidated Statement of Income -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,887
Anti Financial Crime	-
Total Other Revenues	242
Total Revenues	**2,129**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,129**
Operating Expenses:	
Compensation and Benefits	2,333
Marketing and Advertising	78
Depr and Amortization	730
Professional and Contract Services	463
Computer Ops and Data Communication	211
Occupancy	52
Regulatory	-
General Administrative and Other	(152)
Merger Related Expenses Total	-
Total Operating Expenses	**3,714**
Operating Income	**(1,585)**
Total Interest Income	4
Total Interest Expense	(15)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,596)**
Income Tax Provisions	**-**
Net Income	**(1,596)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,596)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,555
Investments	-
Total Receivables - Net	(3)
Current restricted Cash and Cash equivalents	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**2,570**
Long Term Assets:	
Total Property and Equipment - Net	115
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	688
Total Long Term Assets	**804**
Total Assets	**3,373**
LIABILITIES	
Total AP and Accrued Expenses	84
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	722
Deferred Revenue	-
Lease liability - current	263
Other Accrued Liabilities	196
Current Debt Obligations	-
Current Liabilities	**1,265**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	455
All Other Long Term Liabilities	-
Long Term Liabilities	**455**
Total Liabilities	**1,720**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	60
Total Retained Earnings	581
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,654**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,654**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,373**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	7,373
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,850
Total Revenues	**9,223**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,223**
Operating Expenses:	
Compensation and Benefits	2,932
Marketing and Advertising	160
Depr and Amortization	47
Professional and Contract Services	5,064
Computer Ops and Data Communication	85
Occupancy	308
Regulatory	-
General Administrative and Other	260
Merger Related Expenses Total	-
Total Operating Expenses	**8,855**
Operating Income	**367**
Total Interest Income	12
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**376**
Income Tax Provisions	**76**
Net Income	**300**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**300**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(1,672)
Investments	-
Total Receivables - Net	585
Current restricted Cash and Cash equivalents	-
Other Current Assets	(605,252)
Margin Deposits & Default Fund	-
Total Current Assets	**(606,338)**
Long Term Assets:	
Total Property and Equipment - Net	2,316
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,238
Other Long Term Assets	(3,306,388)
Right of use asset	15,844
Total Long Term Assets	**(3,286,990)**
Total Assets	**(3,893,328)**
LIABILITIES	
Total AP and Accrued Expenses	629
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,176
Deferred Revenue	-
Lease liability - current	5,026
Other Accrued Liabilities	354,413
Current Debt Obligations	-
Current Liabilities	**361,244**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	10,818
All Other Long Term Liabilities	1,698
Long Term Liabilities	**12,516**
Total Liabilities	**373,760**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	525,997
Total Retained Earnings	(603,199)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(4,267,089)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4,267,089)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,893,328)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	10,432
Total Revenues	**10,432**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**10,432**
Operating Expenses:	
Compensation and Benefits	4,262
Marketing and Advertising	(8)
Depr and Amortization	514
Professional and Contract Services	1,325
Computer Ops and Data Communication	67
Occupancy	(255)
Regulatory	-
General Administrative and Other	2,301
Merger Related Expenses Total	-
Total Operating Expenses	**8,205**
Operating Income	**2,227**
Total Interest Income	0
Total Interest Expense	(14,728)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	116
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(12,385)**
Income Tax Provisions	**(773)**
Net Income	**(11,612)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(11,612)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	40,989
Other Intangibles	3,639
Non Current Deferred Taxes	-
Other Long Term Assets	5,442
Right of use asset	-
Total Long Term Assets	**50,070**
Total Assets	**50,086**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(28)
Current Debt Obligations	-
Current Liabilities	**(28)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,092
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,092**
Total Liabilities	**1,063**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/(Loss)	(13,707)
Total Retained Earnings	(15,017)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,022**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,022**
Total Liabilities Non Controlling Interest and Stockholders Equity	**50,086**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	742
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Total Operating Expenses	**742**
Operating Income	**(742)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(742)**
Income Tax Provisions	**(223)**
Net Income	**(519)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(519)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	5,059
Investments	-
Total Receivables - Net	336
Current restricted Cash and Cash equivalents	-
Other Current Assets	89
Margin Deposits & Default Fund	-
Total Current Assets	**5,484**
Long Term Assets:	
Total Property and Equipment - Net	1,666
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	2,519
Total Long Term Assets	**4,185**
Total Assets	**9,668**
LIABILITIES	
Total AP and Accrued Expenses	715
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,082
Deferred Revenue	-
Lease liability - current	911
Other Accrued Liabilities	210
Current Debt Obligations	-
Current Liabilities	**4,918**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	1,771
All Other Long Term Liabilities	-
Long Term Liabilities	**1,771**
Total Liabilities	**6,690**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/(Loss)	(66)
Total Retained Earnings	(772)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,979**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,979**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,668**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	22,409
Total Revenues	**22,409**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**22,409**
Operating Expenses:	
Compensation and Benefits	16,545
Marketing and Advertising	3
Depr and Amortization	525
Professional and Contract Services	2,259
Computer Ops and Data Communication	372
Occupancy	756
Regulatory	-
General Administrative and Other	734
Merger Related Expenses Total	4
Total Operating Expenses	**21,198**
Operating Income	**1,211**
Total Interest Income	28
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,239**
Income Tax Provisions	**246**
Net Income	**994**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**994**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	10,148
Investments	127,073
Total Receivables - Net	705
Current restricted Cash and Cash equivalents	0
Other Current Assets	75,886
Margin Deposits & Default Fund	7,021,390
Total Current Assets	**7,235,202**
Long Term Assets:	
Total Property and Equipment - Net	20
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	658,652
Right of use asset	-
Total Long Term Assets	**658,676**
Total Assets	**7,893,878**
LIABILITIES	
Total AP and Accrued Expenses	27,184
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,821
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	7,016,458
Current Debt Obligations	-
Current Liabilities	**7,046,463**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,046,463**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	143,888
Total Retained Earnings	(437,456)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**847,415**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**847,415**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,893,878**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	58,440
Capital Access Platforms	449
Anti Financial Crime	-
Total Other Revenues	1,670
Total Revenues	**60,559**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**60,559**
Operating Expenses:	
Compensation and Benefits	9,054
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	5,003
Computer Ops and Data Communication	19,285
Occupancy	579
Regulatory	(2,763)
General Administrative and Other	3,182
Merger Related Expenses Total	-
Total Operating Expenses	**34,342**
Operating Income	**26,217**
Total Interest Income	584
Total Interest Expense	(403)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(1,184)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**25,214**
Income Tax Provisions	**3,724**
Net Income	**21,490**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**21,490**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,709
Investments	-
Total Receivables - Net	5,014
Current restricted Cash and Cash equivalents	4,724
Other Current Assets	39,342
Margin Deposits & Default Fund	-
Total Current Assets	**50,788**
Long Term Assets:	
Total Property and Equipment - Net	175
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	923
Other Long Term Assets	139
Right of use asset	-
Total Long Term Assets	**1,237**
Total Assets	**52,025**
LIABILITIES	
Total AP and Accrued Expenses	139
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,047
Deferred Revenue	1,285
Lease liability - current	-
Other Accrued Liabilities	384
Current Debt Obligations	-
Current Liabilities	**3,855**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,537
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,537**
Total Liabilities	**6,392**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(7,992)
Total Retained Earnings	1,496
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**45,633**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**45,633**
Total Liabilities Non Controlling Interest and Stockholders Equity	**52,025**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	22,891
Capital Access Platforms	28,484
Anti Financial Crime	-
Total Other Revenues	2,027
Total Revenues	**53,402**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**53,402**
Operating Expenses:	
Compensation and Benefits	7,810
Marketing and Advertising	168
Depr and Amortization	56
Professional and Contract Services	2,683
Computer Ops and Data Communication	4,241
Occupancy	700
Regulatory	1,075
General Administrative and Other	1,382
Merger Related Expenses Total	(7,361)
Total Operating Expenses	**10,755**
Operating Income	**42,648**
Total Interest Income	229
Total Interest Expense	(26)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**42,851**
Income Tax Provisions	**8,139**
Net Income	**34,712**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**34,712**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	13,152
Investments	-
Total Receivables - Net	2,815
Current restricted Cash and Cash equivalents	-
Other Current Assets	700
Margin Deposits & Default Fund	-
Total Current Assets	**16,667**
Long Term Assets:	
Total Property and Equipment - Net	1,198
Goodwill	657
Other Intangibles	-
Non Current Deferred Taxes	1,385
Other Long Term Assets	874
Right of use asset	3,399
Total Long Term Assets	**7,514**
Total Assets	**24,181**
LIABILITIES	
Total AP and Accrued Expenses	1,275
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,329
Deferred Revenue	-
Lease liability - current	1,232
Other Accrued Liabilities	(2,024)
Current Debt Obligations	-
Current Liabilities	**4,811**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,199
All Other Long Term Liabilities	191
Long Term Liabilities	**2,390**
Total Liabilities	**7,200**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(5,362)
Total Retained Earnings	10,722
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,980**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,980**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,181**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	27,563
Total Revenues	**27,563**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**27,563**
Operating Expenses:	
Compensation and Benefits	13,243
Marketing and Advertising	9
Depr and Amortization	519
Professional and Contract Services	5,678
Computer Ops and Data Communication	1,474
Occupancy	1,590
Regulatory	-
General Administrative and Other	987
Merger Related Expenses Total	33
Total Operating Expenses	**23,532**
Operating Income	**4,031**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,031**
Income Tax Provisions	**1,164**
Net Income	**2,867**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,867**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	14,013
Investments	-
Total Receivables - Net	6,346
Current restricted Cash and Cash equivalents	-
Other Current Assets	22,971
Margin Deposits & Default Fund	-
Total Current Assets	**43,330**
Long Term Assets:	
Total Property and Equipment - Net	6,720
Goodwill	61,512
Other Intangibles	509
Non Current Deferred Taxes	36
Other Long Term Assets	416
Right of use asset	8,990
Total Long Term Assets	**78,183**
Total Assets	**121,513**
LIABILITIES	
Total AP and Accrued Expenses	2,526
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,070
Deferred Revenue	6,388
Lease liability - current	169
Other Accrued Liabilities	2,509
Current Debt Obligations	-
Current Liabilities	**12,662**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,441
Non-current deferred revenue	-
Lease liability - non current	12,815
All Other Long Term Liabilities	48
Long Term Liabilities	**20,304**
Total Liabilities	**32,966**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(26,349)
Total Retained Earnings	(21,795)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**88,547**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**88,547**
Total Liabilities Non Controlling Interest and Stockholders Equity	**121,513**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	41,971
Anti Financial Crime	-
Total Other Revenues	5,369
Total Revenues	**47,340**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**47,340**
Operating Expenses:	
Compensation and Benefits	6,733
Marketing and Advertising	230
Depr and Amortization	3,030
Professional and Contract Services	8,308
Computer Ops and Data Communication	11,557
Occupancy	(198)
Regulatory	-
General Administrative and Other	482
Merger Related Expenses Total	-
Total Operating Expenses	**30,143**
Operating Income	**17,197**
Total Interest Income	291
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**17,488**
Income Tax Provisions	**3,121**
Net Income	**14,367**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**14,367**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,810
Investments	15,684
Total Receivables - Net	205
Current restricted Cash and Cash equivalents	-
Other Current Assets	147
Margin Deposits & Default Fund	-
Total Current Assets	**18,846**
Long Term Assets:	
Total Property and Equipment - Net	367
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,303
Right of use asset	130
Total Long Term Assets	**7,803**
Total Assets	**26,649**
LIABILITIES	
Total AP and Accrued Expenses	8,026
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	155
Deferred Revenue	7
Lease liability - current	45
Other Accrued Liabilities	41
Current Debt Obligations	-
Current Liabilities	**8,273**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	85
All Other Long Term Liabilities	-
Long Term Liabilities	**85**
Total Liabilities	**8,358**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	3,424
Total Retained Earnings	8,573
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,291**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,291**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,649**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	2,451
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	2,556
Total Revenues	**5,008**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,008**
Operating Expenses:	
Compensation and Benefits	852
Marketing and Advertising	19
Depr and Amortization	9
Professional and Contract Services	2,287
Computer Ops and Data Communication	1,057
Occupancy	108
Regulatory	152
General Administrative and Other	798
Merger Related Expenses Total	-
Total Operating Expenses	**5,282**
Operating Income	**(275)**
Total Interest Income	(5)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(167)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(446)**
Income Tax Provisions	**6**
Net Income	**(452)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(452)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	9,637
Investments	-
Total Receivables - Net	2,803
Current restricted Cash and Cash equivalents	-
Other Current Assets	4
Margin Deposits & Default Fund	-
Total Current Assets	**12,444**
Long Term Assets:	
Total Property and Equipment - Net	609
Goodwill	55,224
Other Intangibles	46,482
Non Current Deferred Taxes	55
Other Long Term Assets	-
Right of use asset	558
Total Long Term Assets	**102,928**
Total Assets	**115,373**
LIABILITIES	
Total AP and Accrued Expenses	593
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	627
Deferred Revenue	-
Lease liability - current	268
Other Accrued Liabilities	112
Current Debt Obligations	-
Current Liabilities	**1,599**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12,318
Non-current deferred revenue	-
Lease liability - non current	290
All Other Long Term Liabilities	0
Long Term Liabilities	**12,608**
Total Liabilities	**14,208**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	4,467
Total Retained Earnings	(18,327)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**101,165**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**101,165**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,373**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	45,837
Capital Access Platforms	8,741
Anti Financial Crime	-
Total Other Revenues	39
Total Revenues	**54,617**
COST OF REVENUES	
Liquidity Rebates	**(29,738)**
Brokerage, Clearance and Exchange Fees	**(3)**
Total Cost of Revenues	**(29,741)**
Revenues less Cost of Revenues	**24,876**
Operating Expenses:	
Compensation and Benefits	2,233
Marketing and Advertising	54
Depr and Amortization	5,305
Professional and Contract Services	5,244
Computer Ops and Data Communication	849
Occupancy	437
Regulatory	132
General Administrative and Other	364
Merger Related Expenses Total	-
Total Operating Expenses	**14,619**
Operating Income	**10,258**
Total Interest Income	173
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**10,430**
Income Tax Provisions	**5,261**
Net Income	**5,169**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**5,169**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(91)
Investments	-
Total Receivables - Net	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	(4,591)
Margin Deposits & Default Fund	-
Total Current Assets	**(4,681)**
Long Term Assets:	
Total Property and Equipment - Net	14,447
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	4
Right of use asset	-
Total Long Term Assets	**14,451**
Total Assets	**9,770**
LIABILITIES	
Total AP and Accrued Expenses	388
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,018
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(326)
Current Debt Obligations	-
Current Liabilities	**4,080**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,080**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(2,908)
Total Retained Earnings	8,455
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,689**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,689**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,770**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	33,088
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,866
Total Revenues	**34,954**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**34,954**
Operating Expenses:	
Compensation and Benefits	8,458
Marketing and Advertising	2
Depr and Amortization	3,565
Professional and Contract Services	1,030
Computer Ops and Data Communication	18,474
Occupancy	1,114
Regulatory	-
General Administrative and Other	3,461
Merger Related Expenses Total	252
Total Operating Expenses	**36,357**
Operating Income	**(1,403)**
Total Interest Income	10
Total Interest Expense	(197)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	183
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,406)**
Income Tax Provisions	**(41)**
Net Income	**(1,366)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,366)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	467
Investments	-
Total Receivables - Net	13
Current restricted Cash and Cash equivalents	-
Other Current Assets	483
Margin Deposits & Default Fund	-
Total Current Assets	**963**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23
Right of use asset	-
Total Long Term Assets	**23**
Total Assets	**986**
LIABILITIES	
Total AP and Accrued Expenses	35
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	196
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	35
Current Debt Obligations	-
Current Liabilities	**266**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**266**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(384)
Total Retained Earnings	1,104
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**720**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**720**
Total Liabilities Non Controlling Interest and Stockholders Equity	**986**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,515
Total Revenues	**1,515**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,515**
Operating Expenses:	
Compensation and Benefits	1,053
Marketing and Advertising	5
Depr and Amortization	-
Professional and Contract Services	38
Computer Ops and Data Communication	-
Occupancy	129
Regulatory	-
General Administrative and Other	107
Merger Related Expenses Total	-
Total Operating Expenses	**1,332**
Operating Income	**183**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**183**
Income Tax Provisions	**68**
Net Income	**115**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**115**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	447
Investments	-
Total Receivables - Net	6
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,063
Margin Deposits & Default Fund	-
Total Current Assets	**2,516**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20
Right of use asset	-
Total Long Term Assets	**44**
Total Assets	**2,560**
LIABILITIES	
Total AP and Accrued Expenses	43
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	188
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	7
Current Debt Obligations	-
Current Liabilities	**239**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	707
Long Term Liabilities	**707**
Total Liabilities	**946**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	(109)
Total Retained Earnings	1,407
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,614**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,614**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,560**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,764
Total Revenues	**1,764**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,764**
Operating Expenses:	
Compensation and Benefits	1,450
Marketing and Advertising	1
Depr and Amortization	6
Professional and Contract Services	41
Computer Ops and Data Communication	23
Occupancy	89
Regulatory	-
General Administrative and Other	116
Merger Related Expenses Total	-
Total Operating Expenses	**1,725**
Operating Income	**38**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**38**
Income Tax Provisions	**18**
Net Income	**20**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**20**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	939
Investments	-
Total Receivables - Net	3,617
Current restricted Cash and Cash equivalents	4,791
Other Current Assets	35,542
Margin Deposits & Default Fund	-
Total Current Assets	**44,889**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	41
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Assets	**8,692**
Total Assets	**53,581**
LIABILITIES	
Total AP and Accrued Expenses	267
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,512
Deferred Revenue	1,203
Lease liability - current	-
Other Accrued Liabilities	532
Current Debt Obligations	-
Current Liabilities	**3,514**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,766
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,766**
Total Liabilities	**6,281**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(14,598)
Total Retained Earnings	69,664
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**47,173**
Non Controlling Interest	128
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**47,301**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,581**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	17,419
Capital Access Platforms	19,097
Anti Financial Crime	-
Total Other Revenues	530
Total Revenues	**37,046**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**37,046**
Operating Expenses:	
Compensation and Benefits	4,323
Marketing and Advertising	29
Depr and Amortization	48
Professional and Contract Services	3,640
Computer Ops and Data Communication	2,379
Occupancy	570
Regulatory	522
General Administrative and Other	739
Merger Related Expenses Total	-
Total Operating Expenses	**12,250**
Operating Income	**24,795**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**24,795**
Income Tax Provisions	**4,922**
Net Income	**19,874**
Net (income) expense attributable to noncontrolling interests	(19)
Net Income attributable to Nasdaq, Inc.	**19,855**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(8,862)
Investments	-
Total Receivables - Net	2,705,159
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,167
Margin Deposits & Default Fund	-
Total Current Assets	**2,706,464**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,748)**
Total Assets	**(1,451,284)**
LIABILITIES	
Total AP and Accrued Expenses	13,532
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	217
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	53,123
Current Debt Obligations	-
Current Liabilities	**66,871**
Total Long Term Debt	-
Non Current Deferred Tax Liability	857
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**857**
Total Liabilities	**67,728**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,040,684
Total Retained Earnings	(414,590)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,519,012)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,519,012)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,451,284)**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	3,287
Total Revenues	**3,287**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,287**
Operating Expenses:	
Compensation and Benefits	2,305
Marketing and Advertising	2
Depr and Amortization	-
Professional and Contract Services	433
Computer Ops and Data Communication	52
Occupancy	253
Regulatory	-
General Administrative and Other	164
Merger Related Expenses Total	-
Total Operating Expenses	**3,208**
Operating Income	**79**
Total Interest Income	143
Total Interest Expense	(649)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(427)**
Income Tax Provisions	**(33)**
Net Income	**(394)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(394)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	217
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	36,329
Margin Deposits & Default Fund	-
Total Current Assets	**36,546**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**88,675**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	130,331
Current Debt Obligations	-
Current Liabilities	**130,345**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**130,345**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	34,645
Total Retained Earnings	(10,270)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(41,670)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(41,670)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**88,675**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	15
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**16**
Operating Income	**(16)**
Total Interest Income	319
Total Interest Expense	(1,767)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,464)**
Income Tax Provisions	**(323)**
Net Income	**(1,141)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,141)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	67
Investments	-
Total Receivables - Net	188
Current restricted Cash and Cash equivalents	-
Other Current Assets	207,289
Margin Deposits & Default Fund	-
Total Current Assets	**207,543**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,231,284**
LIABILITIES	
Total AP and Accrued Expenses	1,655
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,655**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,669,386
Long Term Liabilities	**3,669,386**
Total Liabilities	**3,671,041**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	687,290
Total Retained Earnings	96,356
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**560,244**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**560,244**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,231,284**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	123
Computer Ops and Data Communication	-
Occupancy	15
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**140**
Operating Income	**(140)**
Total Interest Income	3,209
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**3,069**
Income Tax Provisions	**1,776**
Net Income	**1,293**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,293**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,881
Investments	4,277
Total Receivables - Net	627
Current restricted Cash and Cash equivalents	-
Other Current Assets	57
Margin Deposits & Default Fund	-
Total Current Assets	**6,843**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	345
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**402**
Total Assets	**7,245**
LIABILITIES	
Total AP and Accrued Expenses	136
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	904
Deferred Revenue	547
Lease liability - current	-
Other Accrued Liabilities	673
Current Debt Obligations	-
Current Liabilities	**2,259**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,215
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,215**
Total Liabilities	**3,475**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,423)
Total Retained Earnings	(696)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,770**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,770**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	2,501
Capital Access Platforms	2,530
Anti Financial Crime	-
Total Other Revenues	525
Total Revenues	**5,555**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,555**
Operating Expenses:	
Compensation and Benefits	2,705
Marketing and Advertising	44
Depr and Amortization	27
Professional and Contract Services	382
Computer Ops and Data Communication	364
Occupancy	210
Regulatory	40
General Administrative and Other	334
Merger Related Expenses Total	-
Total Operating Expenses	**4,106**
Operating Income	**1,449**
Total Interest Income	207
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(2)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,653**
Income Tax Provisions	**324**
Net Income	**1,330**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,330**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,352
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,926
Margin Deposits & Default Fund	-
Total Current Assets	**11,278**
Long Term Assets:	
Total Property and Equipment - Net	55
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**55**
Total Assets	**11,332**
LIABILITIES	
Total AP and Accrued Expenses	558
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,950
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(116)
Current Debt Obligations	-
Current Liabilities	**4,392**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,392**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(2,393)
Total Retained Earnings	9,333
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,940**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,940**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,332**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	(5)
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	21,998
Total Revenues	**21,993**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**21,993**
Operating Expenses:	
Compensation and Benefits	16,022
Marketing and Advertising	615
Depr and Amortization	70
Professional and Contract Services	1,200
Computer Ops and Data Communication	196
Occupancy	1,400
Regulatory	-
General Administrative and Other	1,407
Merger Related Expenses Total	998
Total Operating Expenses	**21,907**
Operating Income	**87**
Total Interest Income	97
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**184**
Income Tax Provisions	**62**
Net Income	**122**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**122**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	758
Investments	-
Total Receivables - Net	17
Current restricted Cash and Cash equivalents	-
Other Current Assets	(242)
Margin Deposits & Default Fund	-
Total Current Assets	**533**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**534**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	77
Deferred Revenue	193
Lease liability - current	-
Other Accrued Liabilities	39
Current Debt Obligations	-
Current Liabilities	**313**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**313**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(91)
Total Retained Earnings	216
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**534**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,099
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,099**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,099**
Operating Expenses:	
Compensation and Benefits	626
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	38
Computer Ops and Data Communication	3
Occupancy	72
Regulatory	-
General Administrative and Other	27
Merger Related Expenses Total	-
Total Operating Expenses	**768**
Operating Income	**331**
Total Interest Income	-
Total Interest Expense	(8)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**323**
Income Tax Provisions	**57**
Net Income	**266**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**266**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,272
Investments	-
Total Receivables - Net	70
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,769
Margin Deposits & Default Fund	-
Total Current Assets	**21,111**
Long Term Assets:	
Total Property and Equipment - Net	63
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	8
Other Long Term Assets	36
Right of use asset	2,445
Total Long Term Assets	**2,552**
Total Assets	**23,663**
LIABILITIES	
Total AP and Accrued Expenses	133
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,863
Deferred Revenue	-
Lease liability - current	981
Other Accrued Liabilities	31
Current Debt Obligations	-
Current Liabilities	**4,008**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	1,476
All Other Long Term Liabilities	-
Long Term Liabilities	**1,476**
Total Liabilities	**5,484**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16,469
Accumulated Other Comprehensive Income/(Loss)	(539)
Total Retained Earnings	2,249
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,179**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,179**
Total Liabilities Non Controlling Interest and Stockholders Equity	**23,663**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	14,391
Total Revenues	**14,391**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**14,391**
Operating Expenses:	
Compensation and Benefits	10,212
Marketing and Advertising	518
Depr and Amortization	18
Professional and Contract Services	857
Computer Ops and Data Communication	91
Occupancy	1,289
Regulatory	-
General Administrative and Other	936
Merger Related Expenses Total	128
Total Operating Expenses	**14,048**
Operating Income	**342**
Total Interest Income	472
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**815**
Income Tax Provisions	**45**
Net Income	**770**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**770**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,105
Investments	24
Total Receivables - Net	12,515
Current restricted Cash and Cash equivalents	-
Other Current Assets	896
Margin Deposits & Default Fund	-
Total Current Assets	**14,541**
Long Term Assets:	
Total Property and Equipment - Net	37
Goodwill	1,341
Other Intangibles	-
Non Current Deferred Taxes	354
Other Long Term Assets	839,526
Right of use asset	-
Total Long Term Assets	**841,258**
Total Assets	**855,799**
LIABILITIES	
Total AP and Accrued Expenses	13,989
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	249
Deferred Revenue	3,414
Lease liability - current	-
Other Accrued Liabilities	(366)
Current Debt Obligations	-
Current Liabilities	**17,286**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**17,286**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	40,862
Total Retained Earnings	(349,009)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**838,333**
Non Controlling Interest	180
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**838,513**
Total Liabilities Non Controlling Interest and Stockholders Equity	**855,799**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	168
Capital Access Platforms	5,707
Anti Financial Crime	-
Total Other Revenues	786
Total Revenues	**6,661**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**6,661**
Operating Expenses:	
Compensation and Benefits	944
Marketing and Advertising	4
Depr and Amortization	6
Professional and Contract Services	211
Computer Ops and Data Communication	297
Occupancy	26
Regulatory	11
General Administrative and Other	85
Merger Related Expenses Total	42
Total Operating Expenses	**1,626**
Operating Income	**5,035**
Total Interest Income	(4)
Total Interest Expense	(11)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(2)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**5,018**
Income Tax Provisions	**1,060**
Net Income	**3,958**
Net (income) expense attributable to noncontrolling interests	(42)
Net Income attributable to Nasdaq, Inc.	**3,916**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	793
Investments	-
Total Receivables - Net	1
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,925
Margin Deposits & Default Fund	-
Total Current Assets	**13,719**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**13,719**
LIABILITIES	
Total AP and Accrued Expenses	347
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,524
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(11)
Current Debt Obligations	-
Current Liabilities	**1,860**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	9
Long Term Liabilities	**9**
Total Liabilities	**1,870**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(2,317)
Total Retained Earnings	(24,797)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,850**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,850**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,719**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	9,370
Total Revenues	**9,370**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,370**
Operating Expenses:	
Compensation and Benefits	6,705
Marketing and Advertising	369
Depr and Amortization	-
Professional and Contract Services	285
Computer Ops and Data Communication	15
Occupancy	533
Regulatory	-
General Administrative and Other	511
Merger Related Expenses Total	142
Total Operating Expenses	**8,560**
Operating Income	**810**
Total Interest Income	173
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**983**
Income Tax Provisions	**-**
Net Income	**983**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**983**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	10,006
Investments	-
Total Receivables - Net	682
Current restricted Cash and Cash equivalents	1,191
Other Current Assets	(1,449)
Margin Deposits & Default Fund	-
Total Current Assets	**10,429**
Long Term Assets:	
Total Property and Equipment - Net	35
Goodwill	5,086
Other Intangibles	1,092
Non Current Deferred Taxes	36
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**6,250**
Total Assets	**16,680**
LIABILITIES	
Total AP and Accrued Expenses	48
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,323
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	205
Current Debt Obligations	-
Current Liabilities	**1,576**
Total Long Term Debt	-
Non Current Deferred Tax Liability	273
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25
Long Term Liabilities	**298**
Total Liabilities	**1,873**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(8,804)
Total Retained Earnings	7,908
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,806**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,806**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,680**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	6,816
Capital Access Platforms	2,189
Anti Financial Crime	-
Total Other Revenues	572
Total Revenues	**9,577**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,577**
Operating Expenses:	
Compensation and Benefits	4,220
Marketing and Advertising	43
Depr and Amortization	8
Professional and Contract Services	893
Computer Ops and Data Communication	2,509
Occupancy	503
Regulatory	276
General Administrative and Other	447
Merger Related Expenses Total	-
Total Operating Expenses	**8,899**
Operating Income	**678**
Total Interest Income	158
Total Interest Expense	(28)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**809**
Income Tax Provisions	**194**
Net Income	**614**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**614**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,633
Investments	-
Total Receivables - Net	474
Current restricted Cash and Cash equivalents	838
Other Current Assets	5,552
Margin Deposits & Default Fund	-
Total Current Assets	**8,497**
Long Term Assets:	
Total Property and Equipment - Net	2,729
Goodwill	8,862
Other Intangibles	94
Non Current Deferred Taxes	1,594
Other Long Term Assets	2
Right of use asset	4,580
Total Long Term Assets	**17,861**
Total Assets	**26,358**
LIABILITIES	
Total AP and Accrued Expenses	490
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	6,003
Deferred Revenue	504
Lease liability - current	1,136
Other Accrued Liabilities	650
Current Debt Obligations	-
Current Liabilities	**8,782**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(60)
Non-current deferred revenue	-
Lease liability - non current	3,437
All Other Long Term Liabilities	141
Long Term Liabilities	**3,518**
Total Liabilities	**12,300**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(3,379)
Total Retained Earnings	15,743
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,058**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,058**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,358**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	5,575
Anti Financial Crime	-
Total Other Revenues	16,932
Total Revenues	**22,507**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**22,507**
Operating Expenses:	
Compensation and Benefits	13,609
Marketing and Advertising	66
Depr and Amortization	887
Professional and Contract Services	4,872
Computer Ops and Data Communication	473
Occupancy	444
Regulatory	-
General Administrative and Other	804
Merger Related Expenses Total	509
Total Operating Expenses	**21,663**
Operating Income	**844**
Total Interest Income	37
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**881**
Income Tax Provisions	**322**
Net Income	**559**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**559**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	433
Investments	-
Total Receivables - Net	13
Current restricted Cash and Cash equivalents	803
Other Current Assets	735
Margin Deposits & Default Fund	-
Total Current Assets	**1,984**
Long Term Assets:	
Total Property and Equipment - Net	5
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	(0)
Right of use asset	61
Total Long Term Assets	**72**
Total Assets	**2,056**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	103
Deferred Revenue	57
Lease liability - current	21
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**221**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	76
Lease liability - non current	40
All Other Long Term Liabilities	-
Long Term Liabilities	**116**
Total Liabilities	**338**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(716)
Total Retained Earnings	(1,162)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,718**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,718**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,056**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	449
Capital Access Platforms	374
Anti Financial Crime	-
Total Other Revenues	672
Total Revenues	**1,495**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,495**
Operating Expenses:	
Compensation and Benefits	501
Marketing and Advertising	11
Depr and Amortization	1
Professional and Contract Services	34
Computer Ops and Data Communication	68
Occupancy	32
Regulatory	29
General Administrative and Other	138
Merger Related Expenses Total	-
Total Operating Expenses	**813**
Operating Income	**682**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**682**
Income Tax Provisions	**79**
Net Income	**602**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**602**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	59
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,675
Margin Deposits & Default Fund	-
Total Current Assets	**2,734**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**2,734**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	205
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	51
Current Debt Obligations	-
Current Liabilities	**272**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**272**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/(Loss)	(1,150)
Total Retained Earnings	(2,369)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,462**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,462**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,734**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	553
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,562
Computer Ops and Data Communication	326
Occupancy	36
Regulatory	-
General Administrative and Other	11
Merger Related Expenses Total	-
Total Operating Expenses	2,488
Operating Income	(2,488)
Total Interest Income	21
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,469)
Income Tax Provisions	31
Net Income	(2,500)
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	(2,500)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,174
Investments	19,748
Total Receivables - Net	16,918
Current restricted Cash and Cash equivalents	-
Other Current Assets	134,853
Margin Deposits & Default Fund	-
Total Current Assets	**175,693**
Long Term Assets:	
Total Property and Equipment - Net	13,827
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	222
Other Long Term Assets	5
Right of use asset	-
Total Long Term Assets	**14,054**
Total Assets	**189,747**
LIABILITIES	
Total AP and Accrued Expenses	(2,265)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11,200
Deferred Revenue	12,068
Lease liability - current	-
Other Accrued Liabilities	9,953
Current Debt Obligations	-
Current Liabilities	**30,956**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	20,237
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**20,237**
Total Liabilities	**51,193**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(64,438)
Total Retained Earnings	190,019
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**138,554**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**138,554**
Total Liabilities Non Controlling Interest and Stockholders Equity	**189,747**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	101,792
Capital Access Platforms	106,212
Anti Financial Crime	-
Total Other Revenues	3,022
Total Revenues	**211,026**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**211,026**
Operating Expenses:	
Compensation and Benefits	33,454
Marketing and Advertising	1,191
Depr and Amortization	1,040
Professional and Contract Services	9,446
Computer Ops and Data Communication	25,435
Occupancy	2,529
Regulatory	1,033
General Administrative and Other	5,506
Merger Related Expenses Total	-
Total Operating Expenses	**79,632**
Operating Income	**131,394**
Total Interest Income	1,040
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(156)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**132,273**
Income Tax Provisions	**27,329**
Net Income	**104,944**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**104,944**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallin AS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,530
Investments	-
Total Receivables - Net	100
Current restricted Cash and Cash equivalents	797
Other Current Assets	740
Margin Deposits & Default Fund	-
Total Current Assets	**3,167**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	11
Other Long Term Assets	141
Right of use asset	30
Total Long Term Assets	**208**
Total Assets	**3,375**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	116
Deferred Revenue	59
Lease liability - current	31
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**218**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	144
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**144**
Total Liabilities	**362**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(1,338)
Total Retained Earnings	(6,780)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,013**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,013**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallin AS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	691
Capital Access Platforms	945
Anti Financial Crime	-
Total Other Revenues	698
Total Revenues	**2,334**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,334**
Operating Expenses:	
Compensation and Benefits	493
Marketing and Advertising	20
Depr and Amortization	12
Professional and Contract Services	68
Computer Ops and Data Communication	111
Occupancy	49
Regulatory	12
General Administrative and Other	203
Merger Related Expenses Total	-
Total Operating Expenses	**968**
Operating Income	**1,365**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,365**
Income Tax Provisions	**193**
Net Income	**1,172**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,172**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	113
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	80
Margin Deposits & Default Fund	-
Total Current Assets	**193**
Long Term Assets:	
Total Property and Equipment - Net	79
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	856
Right of use asset	-
Total Long Term Assets	**934**
Total Assets	**1,128**
LIABILITIES	
Total AP and Accrued Expenses	77
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	273
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	23
Current Debt Obligations	-
Current Liabilities	**373**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**373**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(257)
Total Retained Earnings	171
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**754**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**754**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,128**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended **December 31, 2022**
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	2,924
Total Revenues	**2,924**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,924**
Operating Expenses:	
Compensation and Benefits	2,192
Marketing and Advertising	21
Depr and Amortization	21
Professional and Contract Services	42
Computer Ops and Data Communication	-
Occupancy	204
Regulatory	-
General Administrative and Other	207
Merger Related Expenses Total	-
Total Operating Expenses	**2,688**
Operating Income	**236**
Total Interest Income	-
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**231**
Income Tax Provisions	**199**
Net Income	**32**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**32**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,736
Investments	-
Total Receivables - Net	75,748
Current restricted Cash and Cash equivalents	-
Other Current Assets	(20,436)
Margin Deposits & Default Fund	-
Total Current Assets	57,048
Long Term Assets:	
Total Property and Equipment - Net	88,258
Goodwill	5,745
Other Intangibles	75
Non Current Deferred Taxes	479
Other Long Term Assets	449,596
Right of use asset	6,136
Total Long Term Assets	550,289
Total Assets	607,337
LIABILITIES	
Total AP and Accrued Expenses	5,368
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28,378
Deferred Revenue	20,293
Lease liability - current	1,873
Other Accrued Liabilities	(3,836)
Current Debt Obligations	-
Current Liabilities	52,076
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	320
Lease liability - non current	5,080
All Other Long Term Liabilities	7,854
Long Term Liabilities	13,254
Total Liabilities	65,330
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	1,176
Total Retained Earnings	458,045
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	542,007
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	542,007
Total Liabilities Non Controlling Interest and Stockholders Equity	607,337

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	169,529
Capital Access Platforms	-
Anti Financial Crime	10,998
Total Other Revenues	13,795
Total Revenues	**194,322**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**194,322**
Operating Expenses:	
Compensation and Benefits	75,080
Marketing and Advertising	159
Depr and Amortization	21,703
Professional and Contract Services	57,666
Computer Ops and Data Communication	29,229
Occupancy	9,130
Regulatory	-
General Administrative and Other	7,798
Merger Related Expenses Total	1,102
Total Operating Expenses	**201,868**
Operating Income	**(7,546)**
Total Interest Income	13
Total Interest Expense	(2,107)
Gain (loss) on sale of strategic initiatives	
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	1,100
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(8,540)**
Income Tax Provisions	**95**
Net Income	**(8,635)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(8,635)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	194
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,338
Margin Deposits & Default Fund	-
Total Current Assets	**2,532**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	360
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	105
Right of use asset	-
Total Long Term Assets	**469**
Total Assets	**3,001**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	118
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Current Debt Obligations	-
Current Liabilities	**141**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**141**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,636)
Total Retained Earnings	3,875
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,861**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,861**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,001**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	549
Total Revenues	**549**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**549**
Operating Expenses:	
Compensation and Benefits	359
Marketing and Advertising	-
Depr and Amortization	101
Professional and Contract Services	(2)
Computer Ops and Data Communication	2
Occupancy	32
Regulatory	-
General Administrative and Other	20
Merger Related Expenses Total	-
Total Operating Expenses	**512**
Operating Income	**38**
Total Interest Income	36
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**74**
Income Tax Provisions	**4**
Net Income	**70**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**70**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	96
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	12
Other Current Assets	1,064
Margin Deposits & Default Fund	-
Total Current Assets	**1,171**
Long Term Assets:	
Total Property and Equipment - Net	8
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	145
Total Long Term Assets	**153**
Total Assets	**1,324**
LIABILITIES	
Total AP and Accrued Expenses	46
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	388
Deferred Revenue	-
Lease liability - current	43
Other Accrued Liabilities	59
Current Debt Obligations	-
Current Liabilities	**536**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	102
All Other Long Term Liabilities	-
Long Term Liabilities	**102**
Total Liabilities	**638**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(573)
Total Retained Earnings	1,109
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**686**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**686**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,324**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,557
Total Revenues	**1,557**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,557**
Operating Expenses:	
Compensation and Benefits	1,191
Marketing and Advertising	5
Depr and Amortization	3
Professional and Contract Services	22
Computer Ops and Data Communication	6
Occupancy	57
Regulatory	-
General Administrative and Other	117
Merger Related Expenses Total	-
Total Operating Expenses	**1,401**
Operating Income	**157**
Total Interest Income	(0)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**157**
Income Tax Provisions	**61**
Net Income	**96**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**96**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	15
Investments	-
Total Receivables - Net	19
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**37**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**37**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	23
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**28**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**28**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(79)
Total Retained Earnings	45
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**9**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9**
Total Liabilities Non Controlling Interest and Stockholders Equity	**37**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	139
Total Revenues	**139**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**139**
Operating Expenses:	
Compensation and Benefits	114
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	26
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**143**
Operating Income	**(4)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(4)**
Income Tax Provisions	**2**
Net Income	**(6)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	67,192
Investments	14,328
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	79,693
Margin Deposits & Default Fund	-
Total Current Assets	**161,214**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	501
Other Long Term Assets	701,790
Right of use asset	-
Total Long Term Assets	**702,291**
Total Assets	**863,505**
LIABILITIES	
Total AP and Accrued Expenses	35
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	415
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(118,408)
Current Debt Obligations	-
Current Liabilities	**(117,958)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	29
Long Term Liabilities	**29**
Total Liabilities	**(117,928)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(137,048)
Total Retained Earnings	150,308
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**981,433**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**981,433**
Total Liabilities Non Controlling Interest and Stockholders Equity	**863,505**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	2,548
Total Revenues	**2,548**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,548**
Operating Expenses:	
Compensation and Benefits	1,429
Marketing and Advertising	9
Depr and Amortization	-
Professional and Contract Services	244
Computer Ops and Data Communication	131
Occupancy	120
Regulatory	-
General Administrative and Other	15,370
Merger Related Expenses Total	-
Total Operating Expenses	**17,302**
Operating Income	**(14,754)**
Total Interest Income	16,166
Total Interest Expense	(7,698)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(22)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(6,307)**
Income Tax Provisions	**(286)**
Net Income	**(6,022)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6,022)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	262
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,705
Margin Deposits & Default Fund	-
Total Current Assets	**8,967**
Long Term Assets:	
Total Property and Equipment - Net	969
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	50
Other Long Term Assets	-
Right of use asset	3,718
Total Long Term Assets	**4,738**
Total Assets	**13,705**
LIABILITIES	
Total AP and Accrued Expenses	393
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,894
Deferred Revenue	-
Lease liability - current	468
Other Accrued Liabilities	(274)
Current Debt Obligations	-
Current Liabilities	**4,481**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	3,251
All Other Long Term Liabilities	-
Long Term Liabilities	**3,251**
Total Liabilities	**7,732**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(192)
Total Retained Earnings	4,909
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,973**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,973**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,705**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	15,338
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	10,351
Total Revenues	**25,689**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**25,689**
Operating Expenses:	
Compensation and Benefits	17,621
Marketing and Advertising	31
Depr and Amortization	287
Professional and Contract Services	2,313
Computer Ops and Data Communication	931
Occupancy	1,437
Regulatory	-
General Administrative and Other	1,240
Merger Related Expenses Total	6
Total Operating Expenses	**23,866**
Operating Income	**1,822**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,822**
Income Tax Provisions	**375**
Net Income	**1,447**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,447**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	28
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,862
Margin Deposits & Default Fund	-
Total Current Assets	**8,890**
Long Term Assets:	
Total Property and Equipment - Net	(32)
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(20)**
Total Assets	**8,869**
LIABILITIES	
Total AP and Accrued Expenses	932
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	943
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(371)
Current Debt Obligations	-
Current Liabilities	**1,504**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,504**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	(436)
Total Retained Earnings	820
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,366**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,366**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,869**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	401
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	7,999
Total Revenues	**8,400**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8,400**
Operating Expenses:	
Compensation and Benefits	1,508
Marketing and Advertising	5
Depr and Amortization	-
Professional and Contract Services	896
Computer Ops and Data Communication	1,613
Occupancy	148
Regulatory	-
General Administrative and Other	37
Merger Related Expenses Total	1,205
Total Operating Expenses	**5,412**
Operating Income	**2,988**
Total Interest Income	-
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,987**
Income Tax Provisions	**88**
Net Income	**2,899**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,899**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	(1)
Net Income	0
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	21
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(313)
Margin Deposits & Default Fund	-
Total Current Assets	**(291)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Assets	**(5,857)**
Total Assets	**(6,148)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,164)
Total Retained Earnings	(364)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(6,148)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,148)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,148)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Total Operating Expenses	(1)
Operating Income	1
Total Interest Income	0
Total Interest Expense	(6)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(5)
Income Tax Provisions	-
Net Income	(5)
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	(5)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(51)
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	52,888
Margin Deposits & Default Fund	-
Total Current Assets	**52,837**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Assets	**72,735**
Total Assets	**125,572**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(1)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	85,244
Total Retained Earnings	45,101
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**125,573**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**125,573**
Total Liabilities Non Controlling Interest and Stockholders Equity	**125,572**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	23
Merger Related Expenses Total	-
Total Operating Expenses	**25**
Operating Income	**(25)**
Total Interest Income	411
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**385**
Income Tax Provisions	**(0)**
Net Income	**385**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**385**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	94
Investments	-
Total Receivables - Net	13,131
Current restricted Cash and Cash equivalents	-
Other Current Assets	139,515
Margin Deposits & Default Fund	-
Total Current Assets	**152,740**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	143
Right of use asset	-
Total Long Term Assets	**143**
Total Assets	**152,883**
LIABILITIES	
Total AP and Accrued Expenses	18,428
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	293
Current Debt Obligations	-
Current Liabilities	**18,721**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**18,721**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(178,907)
Total Retained Earnings	69,638
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**134,162**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**134,162**
Total Liabilities Non Controlling Interest and Stockholders Equity	**152,883**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(515)
Merger Related Expenses Total	-
Total Operating Expenses	**(514)**
Operating Income	**514**
Total Interest Income	1,694
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,208**
Income Tax Provisions	**426**
Net Income	**1,781**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,781**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,758
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	331,850
Margin Deposits & Default Fund	-
Total Current Assets	**333,608**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**577,021**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(200)
Current Debt Obligations	-
Current Liabilities	**(200)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(200)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(130,438)
Total Retained Earnings	8,026
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**577,221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**577,221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**577,021**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	4,027
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,026**
Income Tax Provisions	**249**
Net Income	**3,776**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,776**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	8,773
Investments	-
Total Receivables - Net	563
Current restricted Cash and Cash equivalents	-
Other Current Assets	4
Margin Deposits & Default Fund	-
Total Current Assets	**9,340**
Long Term Assets:	
Total Property and Equipment - Net	1,297
Goodwill	14,144
Other Intangibles	2,486
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17,928**
Total Assets	**27,268**
LIABILITIES	
Total AP and Accrued Expenses	556
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	461
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	77
Current Debt Obligations	-
Current Liabilities	**1,094**
Total Long Term Debt	-
Non Current Deferred Tax Liability	443
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**443**
Total Liabilities	**1,537**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,865
Accumulated Other Comprehensive Income/(Loss)	(1,887)
Total Retained Earnings	(3,097)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,881**
Non Controlling Interest	10,850
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**25,730**
Total Liabilities Non Controlling Interest and Stockholders Equity	**27,268**

Nasdaq, Inc.
Unconsolidated Statement of Income -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	960
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**960**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**960**
Operating Expenses:	
Compensation and Benefits	1,179
Marketing and Advertising	152
Depr and Amortization	298
Professional and Contract Services	2,066
Computer Ops and Data Communication	339
Occupancy	18
Regulatory	-
General Administrative and Other	101
Merger Related Expenses Total	-
Total Operating Expenses	**4,152**
Operating Income	**(3,192)**
Total Interest Income	-
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,193)**
Income Tax Provisions	**-**
Net Income	**(3,193)**
Net (income) expense attributable to noncontrolling interests	1,157
Net Income attributable to Nasdaq, Inc.	**(2,035)**

243 of 286

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,908
Investments	-
Total Receivables - Net	1,090
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**4,072**
Long Term Assets:	
Total Property and Equipment - Net	2,052
Goodwill	51,910
Other Intangibles	12,176
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**66,138**
Total Assets	**70,210**
LIABILITIES	
Total AP and Accrued Expenses	598
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,057
Deferred Revenue	2,663
Lease liability - current	-
Other Accrued Liabilities	15,591
Current Debt Obligations	-
Current Liabilities	**19,908**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,227
Non-current deferred revenue	(7)
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,220**
Total Liabilities	**23,128**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(21,421)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**47,082**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**47,082**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,210**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	7,966
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**7,966**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**7,966**
Operating Expenses:	
Compensation and Benefits	3,140
Marketing and Advertising	309
Depr and Amortization	1,996
Professional and Contract Services	2,302
Computer Ops and Data Communication	1,221
Occupancy	349
Regulatory	-
General Administrative and Other	570
Merger Related Expenses Total	-
Total Operating Expenses	**9,886**
Operating Income	**(1,920)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,920)**
Income Tax Provisions	**(431)**
Net Income	**(1,489)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,489)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	792
Investments	-
Total Receivables - Net	90
Current restricted Cash and Cash equivalents	-
Other Current Assets	225
Margin Deposits & Default Fund	-
Total Current Assets	**1,107**
Long Term Assets:	
Total Property and Equipment - Net	1,666
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5
Right of use asset	200
Total Long Term Assets	**1,871**
Total Assets	**2,978**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	127
Other Accrued Liabilities	(57)
Current Debt Obligations	-
Current Liabilities	**78**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	73
All Other Long Term Liabilities	-
Long Term Liabilities	**73**
Total Liabilities	**151**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(857)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,419**
Non Controlling Interest	1,407
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,827**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,978**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	1,058
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,058**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,058**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	646
Professional and Contract Services	169
Computer Ops and Data Communication	99
Occupancy	342
Regulatory	36
General Administrative and Other	387
Merger Related Expenses Total	-
Total Operating Expenses	**1,680**
Operating Income	**(621)**
Total Interest Income	6
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(615)**
Income Tax Provisions	**0**
Net Income	**(615)**
Net (income) expense attributable to noncontrolling interests	579
Net Income attributable to Nasdaq, Inc.	**(36)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	142
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,759
Margin Deposits & Default Fund	-
Total Current Assets	**1,901**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**10**
Total Assets	**1,911**
LIABILITIES	
Total AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	206
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	24
Current Debt Obligations	-
Current Liabilities	**249**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**249**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(521)
Total Retained Earnings	2,183
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,662**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,662**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,911**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,293
Total Revenues	**1,293**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,293**
Operating Expenses:	
Compensation and Benefits	886
Marketing and Advertising	18
Depr and Amortization	5
Professional and Contract Services	56
Computer Ops and Data Communication	0
Occupancy	36
Regulatory	-
General Administrative and Other	47
Merger Related Expenses Total	-
Total Operating Expenses	**1,048**
Operating Income	**245**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**245**
Income Tax Provisions	**42**
Net Income	**203**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**203**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,365
Investments	-
Total Receivables - Net	168
Current restricted Cash and Cash equivalents	-
Other Current Assets	447
Margin Deposits & Default Fund	-
Total Current Assets	**4,980**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	52,515
Other Intangibles	2,870
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**55,392**
Total Assets	**60,372**
LIABILITIES	
Total AP and Accrued Expenses	(115)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	156
Deferred Revenue	294
Lease liability - current	-
Other Accrued Liabilities	335
Current Debt Obligations	-
Current Liabilities	**670**
Total Long Term Debt	-
Non Current Deferred Tax Liability	712
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	20,779
Long Term Liabilities	**21,491**
Total Liabilities	**22,162**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/(Loss)	(3,336)
Total Retained Earnings	(828)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**38,210**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**38,210**
Total Liabilities Non Controlling Interest and Stockholders Equity	**60,372**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	3,428
Capital Access Platforms	374
Anti Financial Crime	-
Total Other Revenues	83
Total Revenues	**3,885**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,885**
Operating Expenses:	
Compensation and Benefits	1,209
Marketing and Advertising	-
Depr and Amortization	406
Professional and Contract Services	498
Computer Ops and Data Communication	2,049
Occupancy	151
Regulatory	-
General Administrative and Other	28
Merger Related Expenses Total	-
Total Operating Expenses	**4,343**
Operating Income	**(458)**
Total Interest Income	19
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(439)**
Income Tax Provisions	**245**
Net Income	**(684)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(684)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	6,562
Investments	-
Total Receivables - Net	17,229
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,931
Margin Deposits & Default Fund	-
Total Current Assets	**36,721**
Long Term Assets:	
Total Property and Equipment - Net	13,102
Goodwill	10,897
Other Intangibles	-
Non Current Deferred Taxes	414
Other Long Term Assets	18,501
Right of use asset	158
Total Long Term Assets	**43,071**
Total Assets	**79,792**
LIABILITIES	
Total AP and Accrued Expenses	956
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,965
Deferred Revenue	2,714
Lease liability - current	139
Other Accrued Liabilities	(1,951)
Current Debt Obligations	-
Current Liabilities	**5,822**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	24
All Other Long Term Liabilities	204
Long Term Liabilities	**227**
Total Liabilities	**6,049**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(15,809)
Total Retained Earnings	87,065
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**73,743**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**73,743**
Total Liabilities Non Controlling Interest and Stockholders Equity	**79,792**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	108,069
Total Other Revenues	2
Total Revenues	**108,071**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**108,071**
Operating Expenses:	
Compensation and Benefits	12,189
Marketing and Advertising	18
Depr and Amortization	5,350
Professional and Contract Services	24,406
Computer Ops and Data Communication	15,850
Occupancy	1,123
Regulatory	-
General Administrative and Other	5,896
Merger Related Expenses Total	114
Total Operating Expenses	**64,945**
Operating Income	**43,126**
Total Interest Income	97
Total Interest Expense	(13)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**43,210**
Income Tax Provisions	**12,302**
Net Income	**30,908**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**30,908**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,257
Investments	-
Total Receivables - Net	2,095
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,480
Margin Deposits & Default Fund	-
Total Current Assets	**15,833**
Long Term Assets:	
Total Property and Equipment - Net	5,346
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	721
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,068**
Total Assets	**21,901**
LIABILITIES	
Total AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,064
Deferred Revenue	991
Lease liability - current	-
Other Accrued Liabilities	(500)
Current Debt Obligations	-
Current Liabilities	**4,615**
Total Long Term Debt	-
Non Current Deferred Tax Liability	498
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	257
Long Term Liabilities	**756**
Total Liabilities	**5,370**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	3,452
Total Retained Earnings	11,712
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,531**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,531**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,901**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	449
Capital Access Platforms	-
Anti Financial Crime	9,887
Total Other Revenues	7,971
Total Revenues	**18,307**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**18,307**
Operating Expenses:	
Compensation and Benefits	10,957
Marketing and Advertising	17
Depr and Amortization	1,324
Professional and Contract Services	4,649
Computer Ops and Data Communication	589
Occupancy	618
Regulatory	-
General Administrative and Other	617
Merger Related Expenses Total	143
Total Operating Expenses	**18,915**
Operating Income	**(608)**
Total Interest Income	166
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(442)**
Income Tax Provisions	**(231)**
Net Income	**(211)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(211)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	748
Investments	-
Total Receivables - Net	151
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,873)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,973)**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**244**
Total Assets	**(11,729)**
LIABILITIES	
Total AP and Accrued Expenses	1,032
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	35
Lease liability - current	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**1,069**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,069**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	609
Total Retained Earnings	(31,614)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(12,798)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(12,798)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(11,729)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	566
Total Other Revenues	1,450
Total Revenues	**2,016**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,016**
Operating Expenses:	
Compensation and Benefits	74
Marketing and Advertising	-
Depr and Amortization	1,100
Professional and Contract Services	2,338
Computer Ops and Data Communication	24
Occupancy	-
Regulatory	-
General Administrative and Other	229
Merger Related Expenses Total	-
Total Operating Expenses	**3,765**
Operating Income	**(1,749)**
Total Interest Income	-
Total Interest Expense	(352)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,101)**
Income Tax Provisions	**-**
Net Income	**(2,101)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,101)**

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,487
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,487**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,013
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,013**
Total Assets	**4,500**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,236
Accumulated Other Comprehensive Income/(Loss)	(96)
Total Retained Earnings	(641)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,500**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,500**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended **December 31, 2022**
ASSETS	
Current Assets:	
Cash & Equivalents	86,263
Investments	-
Total Receivables - Net	18,372
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,365
Margin Deposits & Default Fund	-
Total Current Assets	**114,000**
Long Term Assets:	
Total Property and Equipment - Net	29,176
Goodwill	1,882,104
Other Intangibles	697,749
Non Current Deferred Taxes	12,037
Other Long Term Assets	438
Right of use asset	21,927
Total Long Term Assets	**2,643,432**
Total Assets	**2,757,432**
LIABILITIES	
Total AP and Accrued Expenses	5,141
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,807
Deferred Revenue	101,430
Lease liability - current	2,762
Other Accrued Liabilities	15,502
Current Debt Obligations	-
Current Liabilities	**127,643**
Total Long Term Debt	-
Non Current Deferred Tax Liability	17,349
Non-current deferred revenue	1,816
Lease liability - non current	18,159
All Other Long Term Liabilities	1,684,780
Long Term Liabilities	**1,722,104**
Total Liabilities	**1,849,747**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/(Loss)	(149)
Total Retained Earnings	(120,481)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**907,685**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**907,685**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,757,432**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	176,420
Total Other Revenues	-
Total Revenues	**176,420**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**176,420**
Operating Expenses:	
Compensation and Benefits	93,375
Marketing and Advertising	2,336
Depr and Amortization	63,930
Professional and Contract Services	2,058
Computer Ops and Data Communication	21,872
Occupancy	4,395
Regulatory	-
General Administrative and Other	6,620
Merger Related Expenses Total	-
Total Operating Expenses	**194,586**
Operating Income	**(18,166)**
Total Interest Income	909
Total Interest Expense	(40,201)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(57,459)**
Income Tax Provisions	**(1,350)**
Net Income	**(56,109)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(56,109)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,335
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,115
Right of use asset	-
Total Long Term Assets	3,450
Total Assets	3,450
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,593
Long Term Liabilities	3,593
Total Liabilities	3,593
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(58)
Total Retained Earnings	(84)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	(142)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(142)
Total Liabilities Non Controlling Interest and Stockholders Equity	3,450

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 29, 2023

EXHIBIT I

Consolidated Financial Statements

The Nasdaq Stock Market LLC and Subsidiaries
Year Ended December 31, 2022
With Report of Independent Accountants

1

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2022

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Review Report of Independent Accountants

The Board of Directors and Member
The Nasdaq Stock Market LLC and Subsidiaries

We have reviewed the accompanying consolidated financial statements of The Nasdaq Stock Market LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA.

SSARSs require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the entity and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our review.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

June 21, 2023

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2022
(In Thousands)

Assets

Cash and cash equivalents	$	9,421
Receivables, net		184,820
Receivable from Nasdaq, Inc.		503,167
Property and equipment, net		123,295
Goodwill		929,133
Other assets		68,972
Total assets	$	1,818,808

Liabilities and member's equity

Accounts payable and accrued expenses	$	33,471
Section 31 fees payable to SEC		182,048
Accrued personnel costs		49,978
Deferred revenue		93,881
Other accrued liabilities		33,216
Total liabilities		392,594

Member's equity

Total member's equity		1,426,214
Total liabilities and member's equity	$	1,818,808

See accompanying notes to consolidated financial statements.

2

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2022
(In Thousands)

Revenues:		
Market Platforms	$	2,405,793
Capital Access Platforms		536,682
Other revenues		24,193
Total revenues		2,966,668
Transaction-based expenses		
Transaction rebates		(1,422,113)
Brokerage, clearance, and exchange fees		(452,065)
Total transaction-based expenses		(1,874,178)
Revenues less transaction-based expenses		1,092,490
Operating expenses:		
Compensation and benefits		173,966
Marketing and advertising		18,663
Depreciation and amortization		32,154
Professional and contract services		27,280
Computer operations and data communications		65,611
Occupancy		19,283
Regulatory		6,449
Provision for bad debts		4,657
General, administrative and other		35,786
Total operating expenses		383,849
Net Income	$	708,641

See accompanying notes to consolidated financial statements.

3

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2022
(In Thousands)

	Member's Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Total Member's Equity
Balance at January 1, 2022	$901,402	$(31) $	291,202 $	1,192,573
Net income	–	–	708,641	708,641
Dividend to Parent (See Note 8)	–	–	(475,000)	(475,000)
Balance at December 31, 2022	$ 901,402 $	(31) $	524,843 $	1,426,214

See accompanying notes to consolidated financial statements.

4

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2022
(In Thousands)

Cash flows from operating activities		
Net income	$	708,641
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		32,154
Share-based compensation		29,162
Provision for bad debts		4,657
Net change in operating assets and liabilities:		
Receivables, net		(21,280)
Receivable from Nasdaq, Inc.		(328,862)
Other assets		(14,751)
Accounts payable and accrued expenses		251
Section 31 fees payable to SEC		130,435
Accrued personnel costs		(5,152)
Deferred revenue		(24,281)
Other accrued liabilities		(3,519)
Net cash provided by operating activities		507,455
Cash flows from investing activities		
Purchases of property and equipment and other		(33,531)
Net cash used in investing activities		(33,531)
Cash flows from financing activities		
Dividend to parent		(475,000)
Net cash used in financing activities		(475,000)
Net change in cash and cash equivalents		(1,076)
Cash and cash equivalents at beginning of period		10,497
Cash and cash equivalents at end of period	$	9,421

See accompanying notes to consolidated financial statements.

5

The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022

1. Organization and Nature of Operations

The Nasdaq Stock Market LLC (the "Company," the "Exchange," "The Nasdaq Stock Market," "EXCH", or "we") is a registered national securities exchange in the United States owned and operated by Nasdaq, Inc., ("Nasdaq" or the "Parent"). As of December 31, 2022, a total of 4,178 companies were listed securities on The Nasdaq Stock Market.

As of December 31, 2022, The Nasdaq Stock Market is the parent of its wholly-owned subsidiaries: The Nasdaq Options Market LLC ("Nasdaq Options Market") and Norway Acquisition LLC ("Norway"). Norway, a holding company, is the parent company of Nasdaq Execution Services, LLC ("Nasdaq Execution Services" or "NES") and INET Futures Exchange, LLC ("INET Futures Exchange").

NES is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. Nasdaq Execution Services currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include Nasdaq BX, Inc. ("BX"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). NES began routing options as of March 24, 2014 and became the sole routing broker for Nasdaq's equities and options exchanges in the U.S. INET Futures Exchange, LLC is currently an inactive entity. NES is distinguished from most broker-dealers in that it is a facility of The Nasdaq Stock Market, which functions as both an exchange and a Self-Regulatory Organization ("SRO").

The Company offers trading in cash equity securities, derivatives and exchange traded funds ("ETFs") on The Nasdaq Stock Market and the Nasdaq Options Market. The Company's transaction-based platforms in the U.S. provide market participants with the ability to access, process, display and integrate orders and quotes for cash equity securities, derivatives and ETFs. The platforms allow the routing and execution of buy and sell orders as well as the reporting of transactions for cash equity securities, derivatives and ETFs, providing fee-based revenues. The Company provides market participants with several alternatives for accessing the Company's markets for a fee. The Company also earns revenues from annual and monthly exchange membership and registration fees. The Nasdaq Stock Market operates as the exclusive Securities Information Processor of the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information for Nasdaq-listed Securities Traded on Exchanges on an Unlisted Trading Privilege Basis ("UTP Plan"), for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. The Nasdaq Stock Market also is a participant in the UTP Plan and shares in the net distribution of revenue according to the plan on the same terms as the other plan participants. In the role as the Securities Information Processor, The Nasdaq Stock Market collects and disseminates quotation and last sale information for all transactions in Nasdaq-listed securities whether

6

traded on The Nasdaq Stock Market or other exchanges. The Company sells this information to market participants and to data distributors, who then provide the information to subscribers. After deducting costs associated with our role as an exclusive Securities Information Processor, as permitted under the revenue sharing provision of the UTP Plan, we distribute the tape revenues to the respective UTP Plan participants, including The Nasdaq Stock Market, based on a formula required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape revenues for information on NYSE- and NYSE MKT-listed securities.

The Company's market data products enhance transparency and provide critical information to professional and non-professional investors. We collect, process, and create information and earn revenues as a distributor of our own, as well as select, third party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn provide subscriptions for this information. Our systems enable distributors to gain direct access to our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. Revenues from U.S. market data products are subscription-based and are generated primarily based on the number of data subscribers and distributors of our data.

Companies listed on The Nasdaq Stock Market represent a diverse array of industries including health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Companies seeking to list securities on The Nasdaq Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards. The Nasdaq Stock Market currently has three listing tiers: The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market. All three market tiers maintain rigorous listing and corporate governance standards (both initial and ongoing). There are two types of fees applicable to companies that list on The Nasdaq Stock Market: an annual renewal fee and an initial listing fee.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of The Nasdaq Stock Market and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

7

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2022, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are concentrated with our member firms, market data distributors, and listed companies. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we determine whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for uncollectible accounts periodically and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Consolidated Balance Sheet was $1.7 million at December 31, 2022.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 4, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

8

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2022. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Deferred Revenue

Deferred revenue represents cash payments received that are yet to be recognized as revenue, primarily related to listing services revenue. See Note 5, "*Deferred Revenue,*" for further discussion.

Revenue Recognition and Transaction-Based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. For the majority of our contracts with customers, except for listing services contracts, our performance obligations are short-term in nature and there is no significant variable consideration.

We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year. For contract durations that are one-year or greater, we do not have a material portion of transaction price allocated to unsatisfied performance obligations that are not included in deferred revenue. Deferred revenue primarily represents our contract liabilities related to our fees for annual and initial listing services contracts. See Note 5, "Deferred Revenue," for our discussion on deferred revenue balances, activity, and expected timing of recognition.

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and amortized on a straight-line basis over the period of benefit that we have determined to be the contract term or estimated service periods. Sales commissions for renewal contracts are deferred and amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in *Compensation and benefits* expense in

9

the Consolidated Statement of Income. The balance of deferred costs and related amortization expense are not material to our consolidated financial statements. We elected the practical expedient of recognizing Sales commissions are expensed when incurred if contract durations are one year or less. We also have elected the practical expedient of excluding Sales taxes are excluded from transaction prices.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Platforms

Transaction-Based Trading

Transaction-based trading includes cash equity trading and equity derivative trading revenues. EXCH charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. EXCH satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

EXCH pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

EXCH also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

10

Trade Management Services

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

U.S. Tape Plans

Revenues from U.S. tape plans include eligible UTP Plan revenues which are shared among UTP Plan participants and are presented on a net basis. Under the revenue sharing provision of the UTP Plan, we are permitted to deduct costs associated with acting as the exclusive Securities Information Processor from the total amount of tape revenues collected. After these costs are deducted from the tape revenues, we distribute to the respective UTP Plan participants, including The Nasdaq Stock Market, their share of tape fees based on a formula, required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and NYSE MKT-listed securities. Revenues from net tape plans are recognized on a monthly basis and are recorded within Market Platforms on the Consolidated Statement of Income.

The most significant component of *U.S Tape Plans* revenues presented on a net basis is the UTP Plan revenue sharing in the U.S. All indicators of principal versus agent reporting under U.S. GAAP have been considered in analyzing the appropriate presentation of UTP Plan revenue sharing. However, the following are the primary indicators of net reporting:

- We are the administrator for the plan, in addition to being a participant in the UTP Plan. In our unique role as administrator, we facilitate the collection and dissemination of revenues on behalf of the plan participants. As a participant, we share in the net distribution of revenues according to the plan on the same terms as all other plan participants.

- Risk of loss on the revenue is shared equally among plan participants according to the plan.

- The operating committee of the plan, which is comprised of representatives from each of the participants, including us solely in our capacity as a plan participant, is responsible for setting the level of fees to be paid by distributors and subscribers and taking action in accordance with the provisions of the plan, subject to SEC approval.

Capital Access Platforms

Market Data Products

Market data products revenues are earned from proprietary market data products. We earn revenues primarily based on the number of data subscribers and distributors of our data. Market data products revenues are subscription-based and are recognized on a monthly basis net of amounts due under revenue sharing arrangements with market participants.

11

Listing Services

Listing services revenues primarily include initial listing fees and annual renewal fees. The initial listing fee is allocated to multiple performance obligations including initial and subsequent listing services and investor relations ("IR") and environmental, social, and governance ("ESG") services (when a company qualifies to receive these services under the applicable Exchange rule), as well as a customer's material right to renew the option to list on our exchanges. In performing this allocation, the standalone selling price of the performance obligations is based on the initial and annual listing fees and the standalone selling price of the IR and ESG services is based on its market value. All listing fees are billed upfront and the identified performance obligations are satisfied over time since the customer receives and consumes the benefit as the Exchange provides the listing service.

The amount of revenue related to the IR and ESG services performance obligation is recognized ratably over a three-year period, which is based on contract terms, with the remaining revenue recognized ratably over six years which is based on our historical listing experience and projected future listing duration.

Annual renewal fees are charged based on the number of outstanding shares of companies listed in the U.S. at the end of the prior year and are recognized ratably over the following 12-month period since the customer receives and consumes the benefit as the Exchange provides the service.

Other Revenues

Other revenues includes interest earned on the Exchange's cash and certain transfer pricing arrangements with other affiliated companies. See Note 8, *"Related Party Transactions,"* for further discussion. *Other revenues* also include fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Share-Based Compensation

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 7, *"Share-Based Compensation,"* for further discussion.

Advertising Costs

We expense advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs are included in *Marketing and advertising expense* on the Consolidated Statement of Income and totaled $5.2 million in 2022.

Software Costs

Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized software development costs are included in data processing equipment and software, within *Property and equipment, net* on the Consolidated Balance Sheet. Amortization of costs capitalized is included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

12

The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Goodwill and Intangible Assets

Goodwill

During the year ended December 31, 2022, there were no changes in goodwill.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2022. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

4. Property and Equipment, Net

The following table presents the Exchange's major categories of property and equipment, net:

	December 31, 2022
	(In thousands)
Capitalized software development	144,164
Data processing equipment and software	107,056
Furniture, equipment and leasehold improvements	44,885
Total property and equipment	296,105
Less: accumulated depreciation and amortization	(172,810)
Total property and equipment, net	$ 123,295

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. During the year ended December 31, 2022, costs capitalized relating to internal-use software were $18.8 million. At December 31, 2022, unamortized capitalized software development was $73.6 million.

For the year ended December 31, 2022, capitalized software amortization expense was $14.5 million, while total depreciation expense relating to all other property and equipment was $17.7 million. These amounts are included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

5. Deferred Revenue

At December 31, 2022, we estimate that our deferred revenue, which are primarily related to Listing Services, will be recognized in the following years:

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	Initial Listing Fees		Annual Renewal and Other Fees		Total	
	(In thousands)					
Calendar year ended:						
2023	$	33,059	$	875	$	33,934
2024		24,559		—		24,559
2025		15,826		—		15,826
2026		12,849		—		12,849
2027 and thereafter		6,713		—		6,713
	$	93,006	$	875	$	93,881

The changes in our deferred revenue during the year ended December 31, 2022 is reflected in the following table.

	Initial Listing Fees		Annual Renewal and Other Fees		Total	
	(In thousands)					
Balance at December 31, 2021	$	117,158	$	1,003	$	118,161
Additions		20,472		875		21,347
Amortization		(44,624)		(1,003)		(45,627)
Balance at December 31, 2022	$	93,006	$	875	$	93,881

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The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq for tax year 2022. Nasdaq federal income tax returns for the years 2018 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2013 through 2018 and are subject to examination for 2019 and 2021.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, there were two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers will participate in the three-year cumulative performance-based program. While the performance periods are complete for all PSUs granted under the one-year performance-based program, some shares underlying these PSUs have not vested.

Under the one-year performance-based program, an eligible employee received a target grant of PSUs but could have received from 0.0% to 150.0% of the target amount granted, depending on the achievement of performance measures. These awards vest ratably on an annual basis over a three-year period commencing with the end of the performance period. Compensation cost is recognized over the performance period and the three -year vesting period, taking into account an estimated forfeiture rate. The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition. Assumptions used in the Monte Carlo simulation model include the weighted average risk-free rate and the expected volatility. The risk-free interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Parent uses historic volatility for PSU

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awards issued under the TSR program, as implied volatility data could not be obtained for all the companies in the peer groups used for relative performance measurement within the TSR program. Any expenses related to this program that impacts employees of the Exchange are allocated to the Exchange.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The total share-based compensation expense allocated to the Exchange through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2022 was $29.2 million and is included in Compensation and benefits on the Consolidated Statement of Income. At December 31, 2022, $47.6 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.6 years.

8. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates. Third party revenues earned by the Company are collected on its behalf by the Parent resulting in receivables from affiliated companies. Such revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. Additionally, expenses incurred by the Exchange are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

NES operates solely as the routing broker dealer for the Exchange, BX, PHLX, ISEL, GEMX, and MRX, affiliated entities of the Exchange. Under separate equity and options service agreements, the Exchange, BX, PHLX, ISEL, GEMX, and MRX agree to pay a fee per share for routing orders related to securities. Revenue is recognized as earned, and is allocated through an intercompany account. Additionally, expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in Compensation and benefits is the compensation for the employees charged to the Company in the amount of $174.0 million.

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Company was allocated $19.3 million in expenses for the year ended December 31, 2022, which is included in Occupancy on the Consolidated Statement of Income.

The Company, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Company and its

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affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Company's proportionate share of each expense incurred. In addition, certain transfer pricing arrangements are established with certain affiliates related to the shared services. The transfer pricing arrangements utilize a "cost plus" model whereby costs incurred by the Company on behalf of these foreign affiliates are charged back on a "cost plus" basis. The Company allocated out $22.9 million in expenses for the year ended December 31, 2022, as revenues recognized, and is included in *Other* revenue on the Consolidated Statement of Income.

As discussed in Note 1, NES operates solely as the routing broker-dealer for the affiliated exchanges. Under intercompany services agreements with each affiliate, the affiliated exchanges agree to pay NES a routing transaction fee for each share and option contract routed through NES on behalf of the affiliated exchanges. OCC is a related party. For the year ended December 31, 2022, NES earned $4.8 million in transaction fees from the affiliated exchanges. Revenue is recognized as earned, and is allocated to NES through an intercompany charge and is included in *Market Platforms* on the Consolidated Statement of Income. NES also routes trades between the affiliated exchanges. For the year ended December 31, 2022, the Company incurred expenses of $4.2 million related to the routing of equity and options securities between the affiliated exchanges. These amounts are included in *Brokerage, clearing, and exchange fees* on the Consolidated Statement of Income.

A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2022, $503.2 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2022, the Exchange received $7.0 million from Nasdaq to settle intercompany balances. Also in 2022, the Exchange paid a dividend of $475.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for Cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including Receivables, net, Receivable from Nasdaq, Inc., Other assets, Accounts payable and accrued expenses, Section 31 fees payable to SEC, Accrued personnel costs, and Other accrued liabilities are reported at their contractual amounts, which approximate fair value.

10. Risks and Uncertainties

EXCH's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of EXCH's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

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The markets in which EXCH competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. EXCH may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, EXCH must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If EXCH is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, EXCH may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its Market Platforms business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

The Exchange is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. The Exchange's potential exposure to credit losses on these transactions is represented in the Receivables, net balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect the Exchange's consolidated financial position and results of operations.

The EXCH's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of EXCH's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that EXCH submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on EXCH's business, financial condition and operating results. EXCH must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including EXCH) in exchange for promissory notes that EXCH expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes EXCH and other exchanges to SEC fines.

The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that EXCH would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $3.3 million provision for the promissory notes for the year ended December 31, 2022 and the amount is included in Provision for bad debts on the Consolidated Statement of Income. At December 31, 2022, EXCH holds $25.1 million, net of reserve of $15.7 million, in promissory notes from CAT NMS, LLC and the amount due is included in Other assets on the Consolidated Balance Sheet.

11. Commitments, Contingencies and Guarantees

Brokerage Activities

NES, as a registered broker-dealer with the SEC, and accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. NES computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2022, NES had net capital of approximately $8.8 million, or $8.6 million in excess of the minimum amount required. NES is also subject to OCC Rule 302 which requires maintenance of net capital equal to the greater of $2.0 million or 2% of its aggregate debit items. At December 31, 2022, NES had $6.8 million of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. NES is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because NES limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. NES (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect our business.

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FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2022.

General Litigation

We may be subject to claims arising out of the conduct of our business. Currently, there are certain legal proceedings pending against us. We believe, based on the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on our business, consolidated financial condition, or operating results. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on our consolidated financial condition or operation results. No legal reserve has been recorded or is deemed necessary as of December 31, 2022.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 21, 2023, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

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